As filed with the Securities and Exchange Commission on June 4, 2001



                                                     Registration No. 333-57210
                                                                      811-07798


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-6
                         ------------------------------
                  FOR THE REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                         ------------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1


A.       Exact name of trust:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                  VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT - I

B.       Name of depositor:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

C.       Complete address of depositor's principal executive office:

                                51 Madison Avenue
                            New York, New York 10010

D.       Name and complete address of agent for service:

                             Marijo F. Murphy, Esq.
                           New York Life Insurance and
                               Annuity Corporation
                                51 Madison Avenue
                            New York, New York 10010

                                    Copy to:

Jeffrey S. Puretz, Esq.                         Sheila K. Davidson, Esq.
Dechert                                         Senior Vice President
1775 Eye Street, N. W.                          and General Counsel
Washington, D.C.  20006-2401                    New York Life Insurance Company
                                                51 Madison Avenue
                                                New York, New York  10010

E.      Title of securities being registered:

        Units of interests in the Separate Account under Variable Universal Life Insurance Policies and Survivorship Variable Universal Life Policies.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

        Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

           NYLIAC PINNACLE VARIABLE UNIVERSAL LIFE INSURANCE POLICIES NYLIAC PINNACLE SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                   OFFERED BY
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            (A DELAWARE CORPORATION)
                  51 MADISON AVENUE, NEW YORK, NEW YORK 10010

                         PROSPECTUS DATED JUNE   , 2001



PREMIUM REMITTANCE CENTER:                                   SERVICE OFFICE:
New York Life Insurance and Annuity Corporation              New York Life Insurance and Annuity Corporation
75 Remittance Drive, Suite 3021 (AM)                         NYLIFE Distributors Inc.
Chicago, Illinois 60675-3021                                 Attn: Individual Policyowner Service
                                                             11400 Tomahawk Creek Parkway, Suite 200
                                                             Leawood, KS 66211-2672
                                                             Telephone: (888) 695-4748


    This prospectus describes two flexible premium variable universal life insurance policies which New York Life Insurance and Annuity Corporation ("NYLIAC") issues: The NYLIAC Pinnacle Variable Universal Life Insurance Policy ("VUL") and the NYLIAC Pinnacle Survivorship Variable Universal Life Insurance Policy ("SVUL").
                                POLICY FEATURES

LIFE INSURANCE PROTECTION--The policies offer lifetime insurance protection, with a life insurance benefit payable when the insured (under VUL) or last surviving insured (under SVUL) dies while the policy is in effect.

CHOICE OF LIFE INSURANCE BENEFIT OPTIONS --Under your policy, you may choose:
(1) a level life insurance benefit equal to the face amount of your policy, (2) a life insurance benefit which varies and is equal to the sum of your policy's face amount plus the cash value, or (3) a life insurance benefit which varies and is equal to the sum of your policy's face amount plus the total premiums paid minus any partial surrenders and loans. If you choose a benefit which varies, the life insurance benefit will increase or decrease depending on the performance of the investment options you select. Your policy's life insurance benefit will never be less than the face amount of your policy. Under any option, a higher life insurance benefit may apply if necessary for the policy to qualify as life insurance under the Internal Revenue Code. The policy proceeds we pay will be the sum of the life insurance benefit plus any rider death benefits less any loans (including any accrued loan interest). The Policies also offer a variety of term insurance riders which you can use to supplement your policy's life insurance benefit.

TAX QUALIFICATION TEST--At the time of application, the policy owner makes an election as to which Tax Qualification Test, as defined in Internal Revenue Code
Section 7702, to use for the policy to continue to qualify as life insurance. The tests are the guideline premium test or the cash value accumulation test. Once the election is made it is irrevocable.

FLEXIBLE PREMIUM PAYMENTS--You may decide the amount of premiums to pay and when to pay them, within limits. Although premium payments are flexible, we may require additional premium payments to keep the policy in effect. The policy may terminate if its cash surrender value is insufficient to pay the policy's monthly charges. The cash surrender value of your policy will fluctuate depending on the performance of the investment options you have chosen.

LOANS, PARTIAL SURRENDERS, AND FULL SURRENDERS--You may borrow against or make partial surrenders from your policy, within limits. Loans and partial surrenders will reduce the policy's proceeds and cash surrender value. You can also surrender your policy for its full cash surrender value at any time. The cash surrender value of your policy may increase or decrease depending on the performance of the investment options you select. We do not guarantee the cash surrender value of your policy.

FACE AMOUNT INCREASES AND DECREASES--You may increase or decrease the face amount of your policy, within limits. Increases may be subject to submission of evidence of insurability satisfactory to us.


INVESTMENT OPTIONS--Your policy allows you to choose how you want to invest your net premium payments. You have the option to choose from thirty-two Investment Divisions and the Fixed Account. However, you can only have money in twenty-one investment options, including the Fixed Account, at any given time. The Investment Divisions available under your policy are:



--   MainStay VP Bond
--   MainStay VP Capital Appreciation
--   MainStay VP Cash Management
--   MainStay VP Convertible
--   MainStay VP Government
--   MainStay VP Growth Equity
--   MainStay VP High Yield Corporate Bond
--   MainStay VP Indexed Equity
--   MainStay VP Total Return
--   MainStay VP Value
--   MainStay VP American Century Income & Growth
--   MainStay VP Dreyfus Large Company Value
--   MainStay VP Eagle Asset Management Growth Equity
--   Alger American Leveraged All Cap
--   Alger American Small Capitalization
--   Calvert Social Balanced
--   Dreyfus IP Technology Growth Portfolio -- Initial Shares
--   Fidelity VIP Contrafund(R) (Initial Class)
--   Fidelity VIP Equity-Income (Initial Class)
--   Fidelity VIP Growth (Initial Class)
--   Fidelity VIP Index 500 (Initial Class)
--   Fidelity VIP Mid Cap (Initial Class)
--   Fidelity VIP Overseas (Initial Class)
--   Janus Aspen Series Aggressive Growth
--   Janus Aspen Series Balanced
--   Janus Aspen Series Worldwide Growth
--   MFS(R) Investors Trust Series
--   MFS(R) Research Series
--   MFS(R) Utilities Series
--   Morgan Stanley UIF Emerging Markets Equity
--   Neuberger Berman AMT Mid-Cap Growth
--   T. Rowe Price Equity Income


We do not guarantee the investment performance of the Investment Divisions, which involve varying degrees of risk.

FREE LOOK PERIOD--You can examine the policy for a limited period and cancel it for a refund of the greater of the cash value of your policy or the total premium payments you have paid, less any loans or partial surrenders you have taken.


 THIS PROSPECTUS PROVIDES INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. PLEASE READ IT CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE. THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO CURRENT PROSPECTUSES FOR THE MAINSTAY VP SERIES FUND, INC., THE ALGER AMERICAN FUND, THE CALVERT VARIABLE SERIES INC., THE DREYFUS INVESTMENT PORTFOLIOS, THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND, THE JANUS ASPEN SERIES, THE MFS VARIABLE INSURANCE TRUST, THE UNIVERSAL INSTITUTIONAL FUNDS, INC., THE NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST AND THE T. ROWE PRICE EQUITY SERIES, INC. (THE "FUNDS," AND EACH INDIVIDUALLY A "FUND").


 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES INVOLVE RISKS, INCLUDING POTENTIAL LOSS OF PRINCIPAL INVESTED. THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
DEFINITIONS............................    4
SUMMARY OF POLICY FEATURES.............    6
  Policy Proceeds......................    6
  Rider Benefits.......................    6
  Loans................................    7
  Partial Surrenders...................    7
  Surrenders...........................    7
  Premiums.............................    7
  Deductions and Charges...............    7
  Investments..........................    9
  Free Look Period.....................    9
  Income Tax Effect....................   10
DEDUCTIONS AND CHARGES.................   10
  Summary of Deductions and Charges....   11
  Fund Charges.........................   12
  Deductions from Premiums.............   15
     Sales Expense Charge..............   15
     State Tax Charge..................   15
     Federal Tax Charge................   15
  Deductions from Cash Value...........   16
     Monthly Contract Charge...........   16
     Charge for Cost of Insurance
       Protection......................   16
     Mortality and Expense Risk
       Charge..........................   17
     Monthly Per Thousand Face Amount
       Charge..........................   18
     Rider Charges.....................   18
     Other Charges for Federal Income
       Taxes...........................   19
GENERAL DESCRIPTION OF THE POLICIES....   20
  When Life Insurance Coverage Begins..   20
  How the Policy Is Available..........   20
  How the Policy Works.................   20
LIFE INSURANCE BENEFITS................   21
  Your Policy Proceeds.................   21
  Your Life Insurance Benefit..........   22
     Life Insurance Benefit Past Age
       100.............................   22
     Selection of Life Insurance
       Benefit Table...................   22
     The Effect of Investment
       Performance on the Life
       Insurance Benefit...............   23
     Changing Your Life Insurance
       Benefit Option..................   24



                                         PAGE
                                         ----
     Changing the Face Amount of Your
       Policy..........................   25
CASH VALUE AND CASH SURRENDER VALUE....   26
  Cash Value...........................   26
     Amount in the Separate Account....   26
     Amount in the Fixed Account.......   27
     Investment Return.................   27
  Cash Surrender Value.................   27
  Alternative Cash Surrender Value.....   28
LOANS..................................   29
  Your Policy as Collateral for the
     Loan..............................   29
  Loan Interest........................   29
  Interest on the Cash Value Held as
     Collateral........................   29
  When Loan Interest is Due............   30
  Loan Repayment.......................   30
  The Effects of a Policy Loan.........   30
PARTIAL SURRENDERS.....................   31
  Amount Available for a Partial
     Surrender.........................   31
  Requesting a Partial Surrender.......   31
  When Is the Partial Surrender
     Effective.........................   31
  Partial Surrender Fee................   31
  Allocation of Partial Surrender and
     Fee...............................   31
  The Effects of a Partial Surrender...   32
FULL SURRENDERS........................   33
  Requesting a Full Surrender..........   33
  When is the Surrender Effective......   33
ADDITIONAL BENEFITS THROUGH RIDERS AND
  OPTIONS..............................   33
  How the Riders Are Available.........   33
  Guaranteed Minimum Death Benefit
     Rider.............................   34
  Living Benefits Rider................   35
  Supplementary Term Rider.............   35
  Scheduled Term Insurance Rider.......   37
  Life Extension Benefit Rider.........   37
  Level First-to-Die Term Rider (SVUL
     Policies Only)....................   38
  Spouse's Paid-Up Insurance Purchase
     Option Rider (VUL Policies
     Only).............................   38
  Policy Split Option..................   39
PREMIUMS...............................   40
  Premium Allocation...................   41

                                         PAGE
                                         ----
  Payments Returned for Insufficient
     Funds.............................   42
  Termination..........................   42
  Late Period..........................   42
  No-Lapse Guarantee...................   42
  Reinstatement Option.................   43
INVESTMENTS............................   44
  The Separate Account.................   44
  Additions, Deletions or Substitutions
     of Investments....................   47
  Reinvestment.........................   48
  The Fixed Account....................   48
  Interest Credited on Amounts in the
     Fixed Account.....................   48
  Assets in the Fixed Account..........   48
  Transfers Between Investment
     Divisions and/or the Fixed
     Account...........................   48
  Requesting a Transfer................   49
  Third Party Investment Advisory
     Arrangements......................   50
  Dollar Cost Averaging................   50
  Automatic Asset Reallocation.........   51
  Interest Sweep.......................   51
POLICY PROCEEDS........................   52
  Beneficiary..........................   52
  When We Pay Proceeds.................   53
  Payment Options......................   53
  Payees...............................   54
ADDITIONAL POLICY PROVISIONS...........   55
  Limits on Our Rights to Challenge
     Your Policy.......................   55
  Suicide..............................   55
  Misstatement of Age or Sex...........   55
  Assignment...........................   55
FREE LOOK..............................   56
EXCHANGE PRIVILEGE.....................   56



                                         PAGE
                                         ----
ADDITIONAL PROVISIONS REGARDING THE
  SEPARATE ACCOUNT.....................   57
  Your Voting Rights...................   57
  Our Rights...........................   57
FEDERAL INCOME TAX CONSIDERATIONS......   58
  Our Intent...........................   58
  Tax Status of NYLIAC and the Separate
     Account...........................   58
  Charges for Taxes....................   58
  Diversification Standards and Control
     Issues............................   59
  Life Insurance Status of Policy......   60
  Modified Endowment Contract Status...   60
  Status of Policy After Insured is Age
     100...............................   61
  Policy Full Surrenders and Partial
     Surrenders........................   61
  Policy Loans and Interest
     Deductions........................   62
  Corporate Owners.....................   62
  Exchanges or Assignment of
     Policies..........................   63
  Reasonableness Requirement for
     Charges...........................   63
  Living Benefits Rider................   63
  Other Tax Issues.....................   63
  Qualified Plans......................   63
  Withholding..........................   64
ABOUT NYLIAC...........................   64
  Directors and Principal Officers of
     NYLIAC............................   64
  Records and Reports..................   67
  Sales and Other Agreements...........   67
  Legal Proceedings....................   68
  Experts..............................   68
FINANCIAL STATEMENTS...................   69


                               IMPORTANT NOTICES

   THE POLICIES ARE NOT AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS IS NOT CONSIDERED AN OFFERING IN ANY JURISDICTION IN WHICH SUCH AN OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENTAL SALES MATERIAL WE AUTHORIZE.

   REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR
   ADVANTAGE.

                                  DEFINITIONS

ACCUMULATION UNIT: An accounting unit used to calculate the value in the Investment Divisions.

ADJUSTED TOTAL PREMIUM: The total premiums paid minus any partial surrenders. This amount can never be less than zero.

ALLOCATION ALTERNATIVES: The 32 Investment Divisions available through the Separate Account, and the Fixed Account.

ALTERNATIVE CASH SURRENDER VALUE ("ACSV"): For eligible policies, an amount equal to the Cash Surrender Value plus the sum of all sales expense charges and monthly per thousand face amount charges amortized over the first ten policy years.

BENEFICIARY:  The person or persons you name to receive the Policy Proceeds.

CASH SURRENDER VALUE: The Cash Value less any unpaid loans and accrued interest.

CASH VALUE: The policy's value in the Separate Account plus the value in the Fixed Account.

ELIGIBLE PORTFOLIOS ("PORTFOLIOS"): The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.


FACE AMOUNT: The initial face amount shown on the Policy Data Page, plus or minus any changes made to the initial face amount.


FIXED ACCOUNT: The Allocation Alternative that credits interest at fixed rates. Funds in the Fixed Account are supported by assets in NYLIAC's general account. The amount in the Fixed Account earns interest on a daily basis. Interest is credited on each Monthly Deduction Day.


FUND: An open-end management investment company, which makes one or more of its mutual fund portfolios available for investment through the Policies.


GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, and gains or losses that are not included in the Separate Account or any other separate account. We allocate any net premium payments you make during the free look period to this account.

INVESTMENT DIVISION: A division of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

ISSUE DATE:  The date we issue the policy as specified on the Policy Data Page.


LIFE INSURANCE BENEFIT: The benefit as calculated under the life insurance benefit option you have chosen.



MONTHLY DEDUCTION DAY: The date as of which we deduct your monthly contract charge, cost of insurance charge, mortality and expense risk charge, per thousand face amount charge, if any, and any rider charges from your policy's Cash Value. The first Monthly Deduction Day will be the first monthly anniversary of the Policy Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the first occurrence of this calendar day on or following the date we receive the initial premium payment.

NON-QUALIFIED POLICY: A policy that is issued to persons or entities other than employee benefit plans that qualify for special federal income tax treatment.

POLICY DATA PAGE: Page 2 of your policy. The Policy Data Page contains your policy's specifications.

POLICY DATE: The date we use as the starting point for determining Policy Years and Monthly Deduction Days. Your Policy Date will be the same as your Issue Date, unless you request otherwise. Generally, you may not choose a Policy Date that is more than six months before your policy's Issue Date. You can find your Policy Date on the Policy Data Page.

POLICY PROCEEDS: The benefit we will pay to your beneficiary when we receive proof that the insured (under VUL) or last surviving insured (under SVUL) died while the policy is in effect. It is equal to the Life Insurance Benefit plus any additional death benefits under any riders you have chosen minus any outstanding loans (including any accrued loan interest).

POLICY YEAR: The twelve-month period starting on your Policy Date, and each twelve-month period thereafter.

QUALIFIED POLICY: A policy owned by an employee benefit plan that qualifies for special federal income tax treatment.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest net premiums which are allocated to the Eligible Portfolios.

SEPARATE ACCOUNT VALUE: An amount equal to the Cash Value allocated to the Separate Account.


TARGET FACE AMOUNT: An amount equal to the policy's Face Amount plus the Supplementary Term Rider term insurance face amount, if any.



TARGET PREMIUM: An amount used to determine the premium expense charges to be deducted from your premium payment in a given Policy Year. The amount of Target Premium is derived from the policy's Face Amount. The Target Premium will change if the policy's Face Amount is increased or decreased.



WE OR OUR:  NYLIAC.

                           SUMMARY OF POLICY FEATURES

     EACH POLICY IS A LEGAL CONTRACT BETWEEN YOU AND NYLIAC. THE CONTRACT CONSISTS OF THE APPLICATION FOR THE POLICY, THE POLICY, AND ANY RIDERS AND ENDORSEMENTS ATTACHED TO IT. THE TERMS OF YOUR POLICY AND RIDERS QUALIFY THE FOLLOWING SUMMARY. THE POLICIES ARE ALSO SUBJECT TO THE INSURANCE LAWS AND REGULATIONS OF EACH JURISDICTION IN WHICH THEY ARE SOLD. AS A RESULT, CERTAIN TERMS OF THESE POLICIES MAY VARY BY JURISDICTION.


     THIS PROSPECTUS DESCRIBES TWO DIFFERENT POLICIES ISSUED BY NYLIAC. THE VUL POLICY INSURES ONE PERSON AND PAYS A DEATH BENEFIT UPON THAT PERSON'S DEATH. THE SVUL POLICY INSURES TWO PEOPLE AND PAYS A DEATH BENEFIT UPON THE DEATH OF THE SECOND PERSON. THROUGHOUT THIS PROSPECTUS THAT SECOND PERSON IS DESCRIBED AS THE LAST SURVIVING INSURED. OTHER DIFFERENCES BETWEEN THE VUL AND SVUL POLICIES ARE NOTED IN THIS PROSPECTUS.


     PLEASE REFER TO YOUR POLICY OR ASK YOUR REGISTERED REPRESENTATIVE FOR DETAILS REGARDING YOUR PARTICULAR POLICY.

 POLICY PROCEEDS -- When the insured (under VUL) or last surviving insured (under SVUL) dies, we will pay the beneficiary of your policy an amount equal to your policy's Life Insurance Benefit, plus any rider death benefits and less any outstanding loans (including any accrued loan interest).

-- LIFE INSURANCE BENEFIT OPTIONS

   You can select one of three Life Insurance Benefit options.


  - Option 1--a level benefit equal to your policy's Face Amount.



  - Option 2--a benefit which varies and equals the sum of your policy's Face Amount plus the Cash Value.



  - Option 3--a benefit which varies and equals the sum of your policy's Face Amount plus the Adjusted Total Premium.


    Under any option, a higher Life Insurance Benefit may apply if necessary for the policy to qualify as life insurance under the Internal Revenue Code.


-- POLICY MINIMUM TARGET FACE AMOUNTS



   Within limits, you may increase or decrease the Face Amount of your policy. The minimum Target Face Amount is $1,000,000 for VUL and $2,000,000 for SVUL. The minimum Face Amount is $250,000 for both VUL and SVUL. Decreases in Face Amount which you request are limited by these minimum requirements.


 RIDER BENEFITS -- You may apply for the following additional rider benefits:


-- Guaranteed Minimum Death Benefit Rider   -- Scheduled Term Insurance Rider
-- Living Benefits Rider                    -- Life Extension Benefit Rider
-- Supplementary Term Rider                 -- Level First-To-Die Term Rider (SVUL
                                               policies only)



The Spouse's Paid-Up Insurance Purchase Option Rider is automatically included in VUL policies at no charge subject to availability in each jurisdiction. This rider is not available on the SVUL policy.

     See ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS for a discussion of the Rider Benefits including details on factors to consider when selecting the Supplementary Term Rider.

     Riders are subject to regulatory approval in each jurisdiction and may not be available in all jurisdictions. In addition, the rider name and the requirements for any rider may vary by jurisdiction. You should contact your registered representative to determine whether the rider(s) is (are) available in your jurisdiction.

 LOANS -- You can borrow an amount equal to ((100% - a) X b) - c, where:

         a = the current loan interest rate

         b = the policy's Cash Surrender Value; and

         c = the sum of three months of Monthly Deductions.

Any amount that secures a loan remains part of your policy's Cash Value but is transferred to the Fixed Account. Amounts securing any unpaid loan may earn a different interest rate than other amounts in the Fixed Account. For the first ten Policy Years, the interest rate we currently expect to credit on the loaned amounts is 1% lower than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the interest we currently expect to credit on the loaned amounts is 0.35% lower than the interest rate we charge for loan interest. We guarantee the interest rate we credit on the loaned amounts will never be less than 2% lower than the interest rate we charge for loan interest.

 PARTIAL SURRENDERS -- You may request a partial surrender from your policy's Cash Surrender Value at any time, within limits. We reserve the right to charge a processing fee for each partial surrender.

 SURRENDERS -- You may surrender your policy for its full Cash Surrender Value at any time while the insured (under VUL) or last surviving insured (under SVUL) is living.


 PREMIUMS -- You can make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. The initial minimum premium is shown on the Policy Data Page. This amount is impacted by the Target Face Amount of the policy. The minimum Target Face Amount for VUL is $1,000,000 and the minimum Target Face Amount for SVUL is $2,000,000. However, under certain conditions, you may be required to make additional premium payments to keep your policy from terminating.


 DEDUCTIONS AND CHARGES -- Three types of deductions and charges are made from your policy: deductions from premiums, monthly deductions from Cash Value, and fund charges.

DEDUCTIONS FROM PREMIUMS

1.SALES EXPENSE CHARGE

   We deduct a sales expense charge from each premium payment. The charge is a percentage of your premium payment and is based on your policy's Target Premium. Your initial Target Premium is set at the time your policy is issued. You can find this initial Target Premium on the Policy Data Page. The Target Premium may change if the Face Amount of the policy is increased or decreased.


  - Premiums Up to the Target Premium--In Policy Year 1, the sales expense charge is assessed on each premium payment up to the Target Premium at a rate not to exceed 56.75% of the premium payment. In Policy Years 2-5 the sales expense charge is assessed on each premium payment up to the Target Premium at a rate not to exceed 26.75% of the premium payment. In Policy Years 6 and beyond, the sales expense charge is assessed on each premium payment up to the Target Premium at a rate not to exceed 1.75% of the premium payment.

  - Premiums Over the Target Premium--In Policy Years 1-5, the sales expense charge for premium payments over the Target Premium is assessed at a rate not to exceed 3.75% of the premium payment. In Policy Years 6 and beyond, the sales expense charge for premium payments over the Target Premium is assessed at a rate not to exceed 1.75% of the premium payment.

2.STATE TAX CHARGE

   We deduct 2% of each premium payment you make as a state tax charge. We may increase this charge to reflect changes in the law.

3.FEDERAL TAX CHARGE

   For Non-Qualified Policies, we deduct 1.25% of each premium payment you make as a federal tax charge. We may increase this charge to reflect changes in the law.

DEDUCTIONS FROM CASH VALUE

1.MONTHLY CONTRACT CHARGE

   Each Monthly Deduction Day we deduct a monthly contract charge not to exceed $100 per month during the first Policy Year, and $50 per month in later Policy Years. If the Target Face Amount falls below $1,000,000, the monthly contract charge will not exceed $25.

2.COST OF INSURANCE PROTECTION CHARGE

   Each Monthly Deduction Day we deduct a charge for cost of insurance protection. This charge is equal to the net amount at risk (the difference between the current Life Insurance Benefit of your policy and its Cash Value) multiplied by a monthly cost of insurance rate. We determine the monthly cost of insurance rate based on the insured's issue age, sex, underwriting class and the Policy Year. The cost of insurance rates will never exceed the guaranteed maximum cost of insurance rates for your policy. If the Target Face Amount falls below $1,000,000, the current cost of insurance charges will be higher.

3.MORTALITY AND EXPENSE RISK CHARGE

   Each Monthly Deduction Day we deduct a mortality and expense risk charge that varies based on the age of the policy and the Separate Account Value. The charge is calculated by multiplying the Separate Account Value by a certain percentage. In Policy Years 1-10 this percentage currently ranges from .35% to .65% of the Separate Account Value; in Policy Years 11-20 this percentage ranges from .25% to .55% of the Separate Account Value; and in Policy Years 21 and beyond this percentage ranges from .05% to .35% of the Separate Account Value. If the policy has an Alternative Cash Surrender Value, the mortality and expense risk charge is increased by .30% in Policy Years 1-10. See DEDUCTIONS AND CHARGES --

Deductions from Cash Value -- Mortality and Expense Risk Charge, for specific charges within these stated ranges.


   We guarantee that the mortality and expense risk charge will never exceed an annual rate of 1.0% of the Separate Account Value.


4.MONTHLY PER THOUSAND FACE AMOUNT CHARGE


   Each Monthly Deduction Day during the first five Policy Years, we deduct a per thousand face amount charge. This charge will not exceed $0.03 per $1,000 of the policy's base Face Amount plus the term insurance benefit of any riders. The per thousand face amount charge is not assessed against the Level First-to-Die Term Rider available with SVUL.


5.RIDER CHARGES

   Each Monthly Deduction Day, we will deduct any charges for any optional riders you have chosen.

FUND CHARGES--Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. See DEDUCTIONS AND CHARGES -- FUND CHARGES for a list of these charges.

 INVESTMENTS -- The balance of your premium payment after we deduct the premium expense charges is called your net premium. We allocate your net premium among the thirty-two Investment Divisions available under the policy and the Fixed Account, based on your instructions. The thirty-two Investment Divisions available under your policy are:

-- MainStay VP Bond                                 -- Dreyfus IP Technology Growth Portfolio --
-- MainStay VP Capital Appreciation                    Initial Shares
-- MainStay VP Cash Management                      -- Fidelity VIP Contrafund(R) (Initial
-- MainStay VP Convertible                          Class)
-- MainStay VP Government                           -- Fidelity VIP Equity-Income (Initial
-- MainStay VP Growth Equity                        Class)
-- MainStay VP High Yield Corporate Bond            -- Fidelity VIP Growth (Initial Class)
-- MainStay VP Indexed Equity                       -- Fidelity VIP Index 500 (Initial Class)
-- MainStay VP Total Return                         -- Fidelity VIP MidCap (Initial Class)
-- MainStay VP Value                                -- Fidelity VIP Overseas (Initial Class)
-- MainStay VP American Century Income & Growth     -- Janus Aspen Series Aggressive Growth
-- MainStay VP Dreyfus Large Company Value          -- Janus Aspen Series Balanced
-- MainStay VP Eagle Asset Management Growth        -- Janus Aspen Series Worldwide Growth
Equity                                              -- MFS(R) Investors Trust Series
-- Alger American Leveraged All Cap                 -- MFS(R) Research Series
-- Alger American Small Capitalization              -- MFS(R) Utilities Series
-- Calvert Social Balanced                          -- Morgan Stanley UIF Emerging Markets
                                                    Equity
                                                    -- Neuberger Berman AMT Mid-Cap Growth
                                                    -- T. Rowe Price Equity Income

     You may adjust your allocation to various Investment Divisions and/or the Fixed Account by changing your premium allocation percentages or making transfers among these options, within limits.

 FREE LOOK PERIOD -- You have the right to examine your policy. If you are not satisfied with it, you can cancel it within twenty days. If you cancel the policy, we will refund the greater of the Cash Value of your policy or the total premiums you have paid, less any loans or partial surrenders you have taken. Free look periods vary by jurisdiction.

 INCOME TAX EFFECT -- Generally, life insurance benefits are not currently subject to federal income tax. The earnings on the amount you invest in the Investment Divisions and the Fixed Account are also generally not subject to income tax as long as they remain invested in the policy. If you take a partial surrender, full surrender or terminate your policy, or if your policy matures, you may incur taxable income. You may also incur taxable income if your policy becomes a modified endowment contract and you take a policy loan. You should consult your tax adviser for further information.

                             DEDUCTIONS AND CHARGES

     Certain charges and deductions are made from your policy to cover the cost of providing the Life Insurance Benefit under your policy, for providing the benefits under any riders, for administering the policy, for assuming certain risks, and for incurring certain expenses in issuing the policy. Three types of charges are deducted from your policy:

     -- deductions from premiums,


     -- deductions from Cash Value, and


     -- Fund charges (deducted by the Funds).


     All charges are described in the following table. The charges shown under the "Current" column reflect the charges we currently expect to assess. We may change these charges at our sole discretion. However, we will never increase the charges over the amounts shown under the "Guaranteed Maximum" column.

                       SUMMARY OF DEDUCTIONS AND CHARGES


                                                        CURRENT                    GUARANTEED MAXIMUM
                                                        -------                    ------------------

   DEDUCTIONS FROM PREMIUMS

   ---------------------------------

     Sales Expense Charge

       Up to Target Premium                 56.75% in Policy Year 1          56.75% in Policy Year 1
         (as a % of premium payment)        26.75% in Policy Years 2 - 5     26.75% in Policy Years 2 - 5
                                            1.75% in Policy Year 6           1.75% in Policy Year 6
                                            0.75% in Policy Years 7+         1.75% in Policy Years 7+


       Over Target Premium                  2.75% in Policy Years 1 - 5      3.75% in Policy Years 1 - 5
         (as a % of premium payment)        1.75% in Policy Years 6          1.75% in Policy Year 6
                                            0.75% in Policy Years 7+         1.75% in Policy Years 7+


     State Tax Charge

       (as a % of premium payment)          2%                               May Vary


     Federal Tax Charge

       Non-Qualified Policies               1.25%                            May Vary
         (as a % of premium payment)


       Qualified Policies                   None                             None


   DEDUCTIONS FROM CASH VALUE

   -----------------------------------

     Monthly Contract Charge                $100 in Policy Year 1            $100 in Policy Year 1
                                            $50 in Policy Years 2+(1)        $50 in Policy Years 2+


     Cost of Insurance Charge               Based on current rates(2)        Based on guaranteed rates


     Mortality & Expense Risk Charge        Up to .65% in Policy Years       1.00%
       (as a % of Separate Account Value)   1 - 10(3)


                                            Up to .55% in Policy Years       1.00%
                                            11 - 20


                                            Up to .35% in Policy Years 21+   1.00%


     Per Thousand Face Amount Charge (per   $0.03 in Policy Years 1 - 5      $0.03
       $1,000 of Face Amount plus any term  $0 in Policy Years 6+
       insurance benefit)


     Guaranteed Minimum Death Benefit       $0.01 per $1,000 multiplied by   $0.01 per $1,000 multiplied by
       Rider Charge                         the Face Amount                  the Face Amount


     Supplementary Term Rider Charge        Rider Cost of Insurance rate     Rider Cost of Insurance rate
                                            multiplied by the term           multiplied by the term
                                            insurance benefit of this rider  insurance benefit of this rider


     Other Rider Charges                    Vary                             Vary


   OTHER CHARGES

   ------------------

     Partial Surrender Fee                  $0                               $25 for each partial surrender
                                                                             taken


   FUND CHARGES

   -----------------

     (see DEDUCTIONS AND CHARGES -- FUND    Vary                             Vary
       CHARGES)


------------
(1) If the Target Face Amount falls below $1,000,000, the monthly contract charge will not exceed $25 per month.
(2) If the Target Face Amount falls below $1,000,000, the cost of insurance charges will increase.
(3) If the policy has an Alternative Cash Surrender Value, the mortality and expense risk charge is increased by .30% in Policy Years 1 - 10.

FUND CHARGES



     Each Investment Division of the Separate Account purchases shares of the corresponding Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in the Funds' prospectuses. The following chart reflects fees and charges of the Eligible Portfolios that are provided by the Funds or their agents, which are based on 2000 expenses. Actual expenses may vary:


                                                                MAINSTAY VP    MAINSTAY VP
                                                  MAINSTAY VP     CAPITAL         CASH       MAINSTAY VP   MAINSTAY VP
                                                     BOND       APPRECIATION   MANAGEMENT    CONVERTIBLE   GOVERNMENT
                                                  -----------   ------------   -----------   -----------   -----------
FUND ANNUAL EXPENSES(a)
  (as a % of average net assets for the fiscal
    year ended December 31, 2000)
  Advisory Fees.................................     0.25%         0.36%          0.25%         0.36%         0.30%
  Administration Fees...........................     0.20%         0.20%          0.20%         0.20%         0.20%
  Other Expenses................................     0.06%         0.07%          0.07%         0.10%         0.10%
  Total Fund Annual Expenses....................     0.51%         0.63%          0.52%         0.66%         0.60%

                                                                MAINSTAY VP
                                                  MAINSTAY VP   HIGH YIELD    MAINSTAY VP
                                                    GROWTH       CORPORATE      INDEXED
                                                    EQUITY         BOND         EQUITY
                                                  -----------   -----------   -----------
FUND ANNUAL EXPENSES(a)
  (as a % of average net assets for the fiscal
    year ended December 31, 2000)
  Advisory Fees.................................     0.25%         0.30%         0.10%
  Administration Fees...........................     0.20%         0.20%         0.20%
  Other Expenses................................     0.05%         0.10%         0.07%
  Total Fund Annual Expenses....................     0.50%         0.60%         0.37%


                                                                              MAINSTAY VP   MAINSTAY VP   MAINSTAY VP
                                                                               AMERICAN       DREYFUS     EAGLE ASSET     ALGER
                                                  MAINSTAY VP                   CENTURY        LARGE      MANAGEMENT    AMERICAN
                                                     TOTAL      MAINSTAY VP    INCOME &       COMPANY       GROWTH      LEVERAGED
                                                    RETURN         VALUE        GROWTH         VALUE        EQUITY       ALL CAP
                                                  -----------   -----------   -----------   -----------   -----------   ---------
FUND ANNUAL EXPENSES(a)
  (as a % of average net assets for the fiscal
    year ended December 31, 2000)
  Advisory Fees.................................     0.32%         0.36%         0.50%         0.60%         0.50%        0.85%
  Administration Fees...........................     0.20%         0.20%         0.20%         0.20%         0.20%        0.00%
  Other Expenses................................     0.07%         0.08%         0.20%         0.21%         0.10%        0.05%
  Total Fund Annual Expenses....................     0.59%         0.64%         0.90%         1.01%         0.80%        0.90%


                                                      ALGER
                                                     AMERICAN      CALVERT
                                                      SMALL         SOCIAL
                                                  CAPITALIZATION   BALANCED
                                                  --------------   --------
FUND ANNUAL EXPENSES(a)
  (as a % of average net assets for the fiscal
    year ended December 31, 2000)
  Advisory Fees.................................      0.85%         0.70%
  Administration Fees...........................      0.00%         0.00%
  Other Expenses................................      0.05%         0.18%(b)
  Total Fund Annual Expenses....................      0.90%         0.88%(b)


                                                   DREYFUS
                                                      IP         FIDELITY      FIDELITY VIP   FIDELITY   FIDELITY    FIDELITY
                                                  TECHNOLOGY        VIP          EQUITY-        VIP         VIP        VIP
                                                    GROWTH     CONTRAFUND(R)      INCOME       GROWTH    INDEX 500   MID CAP
                                                  ----------   -------------   ------------   --------   ---------   --------
FUND ANNUAL EXPENSES(a)
  (as a % of average net assets for the fiscal
    year ended December 31, 2000)
  Advisory Fees.................................    0.75%          0.57%          0.48%        0.57%       0.24%      0.57%
  Administration Fees...........................    0.00%          0.00%          0.00%        0.00%       0.00%      0.00%
  Other Expenses................................    0.09%          0.09%          0.08%        0.08%       0.09%      0.17%
  Total Fund Annual Expenses....................    0.84%(c)       0.66%(d)       0.56%(d)     0.65%(d)    0.33%(e)   0.74%(d)

                                                             JANUS ASPEN
                                                  FIDELITY     SERIES
                                                    VIP      AGGRESSIVE
                                                  OVERSEAS     GROWTH
                                                  --------   -----------
FUND ANNUAL EXPENSES(a)
  (as a % of average net assets for the fiscal
    year ended December 31, 2000)
  Advisory Fees.................................   0.72%        0.65%
  Administration Fees...........................   0.00%        0.00%
  Other Expenses................................   0.17%        0.01%
  Total Fund Annual Expenses....................   0.89%(d)     0.66%(f)

                                                                                                                  MORGAN
                                                                                                                 STANLEY
                                                                JANUS ASPEN    MFS(R)                              UIF
                                                  JANUS ASPEN     SERIES      INVESTORS    MFS(R)     MFS(R)     EMERGING
                                                    SERIES       WORLDWIDE      TRUST     RESEARCH   UTILITIES   MARKETS
                                                   BALANCED       GROWTH       SERIES      SERIES     SERIES      EQUITY
                                                  -----------   -----------   ---------   --------   ---------   --------
FUND ANNUAL EXPENSES(a)
  (as a % of average net assets for the fiscal
    year ended December 31, 2000)
  Advisory Fees.................................     0.65%         0.65%        0.75%      0.75%       0.75%      1.25%
  Administration Fees...........................     0.00%         0.00%        0.00%      0.00%       0.00%      0.25%
  Other Expenses................................     0.01%         0.04%        0.12%      0.10%       0.16%      0.46%
  Total Fund Annual Expenses....................     0.66%(f)      0.69%(f)     0.87%(g)   0.85%(g)    0.91%(g)   1.96%(h)


                                                  NEUBERGER
                                                   BERMAN
                                                     AMT        T. ROWE
                                                   MID-CAP    PRICE EQUITY
                                                   GROWTH        INCOME
                                                  ---------   ------------
FUND ANNUAL EXPENSES(a)
  (as a % of average net assets for the fiscal
    year ended December 31, 2000)
  Advisory Fees.................................    0.84%        0.85%(i)
  Administration Fees...........................    0.00%        0.00%
  Other Expenses................................    0.14%        0.00%
  Total Fund Annual Expenses....................    0.98%        0.85%


------------

(a) The Fund or its agents provided the fees and charges which are based on 2000 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.


(b)"Other Expenses" reflect an indirect fee of 0.02% relating to a fee offset arrangement with the custodian bank, whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the Portfolio's uninvested cash balances. Net fund operating expenses after reductions for these fees paid indirectly would be 0.86% for the Social Balanced Portfolio. Total expenses have been restated to reflect expenses expected to be incurred in 2001.


(c) The figures in the above Expense Table are for the initial class shares of the Dreyfus IP Technology Growth Portfolio for the fiscal year ended December 31, 2000. Actual expenses in future years may be higher or lower than the figures given above.


(d) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's expenses.


(e)The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Including this reimbursement, the annual class operating expenses were 0.28%. This arrangement may be discontinued by the fund's manager at any time.


(f) Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the advisory fee for the Portfolio. All expenses are shown without the effect of any expense offset arrangements.


(g)Each MFS Series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be .86% for the Investors Trust Series, .84% for the Research Series and .90% for the Utilities Series.


(h) Morgan Stanley Asset Management has voluntarily waived receipt of its "Advisory Fees" and agreed to reimburse the Portfolio, if necessary, to the extent that the "Total Fund Annual Expenses" of the Portfolio exceed 1.75% of average daily net assets. For purposes of determining the actual amount of the voluntary management fee waiver and/or expense reimbursement, the adviser excludes from total annual operating expenses certain investment related expenses such as foreign country tax expenses and interest expense on borrowing totaling 0.05%. Including such reductions, it is estimated that "Advisory Fees," "Administration Fees," "Other Expenses" and "Total Fund Annual Expenses" would have been 1.09%, 0.25%, 0.46% and 1.80%, respectively.


(i) The "Advisory Fees" include operating expenses of the T. Rowe Price Equity Income Portfolio.

DEDUCTIONS FROM PREMIUMS

     When we receive a premium payment from you, whether planned or unplanned, we will deduct a sales expense charge and a state tax charge. If your policy is a Non-Qualified Policy we will also deduct a federal tax charge.

SALES EXPENSE CHARGE

     We deduct a sales expense charge from each premium you pay to partially cover expenses associated with the sale of the policies. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual expenses for that particular year. To the extent that sales expenses are not covered by the sales expense charge, they will be recovered from NYLIAC surplus, including any amounts derived from the mortality and expense risk charge or the cost of insurance protection charge. The sales expense charge we deduct is a percentage of the premium you pay. This percentage varies depending on the age of your policy and on whether the total premium you have paid in any given Policy Year is above or below the Target Premium for your policy. Your Target Premium is found on page 2 of your Policy.

CURRENT SALES EXPENSE CHARGE


     Premiums Up to the Target Premium--We currently deduct a sales expense charge of 56.75% of the premium payment in Policy Year 1 up to the Target Premium; 26.75% of the Premium Payment in Policy Years 2-5 up to the Target Premium; 1.75% of the premium payment in Policy Year 6 up to the Target Premium; and 0.75% of the premium payment in Policy Years 7 and beyond up to the Target Premium.



     Premiums Over the Target Premiums--Once premiums equal to the Target Premium for the Policy Year have been paid, we deduct a sales expense charge of 2.75% from any additional premiums paid in that Policy Year for Policy Years 1-5; 1.75% from any additional premiums paid in Policy Year 6; and 0.75% from any additional premiums paid in Policy Years 7 and beyond.


STATE TAX CHARGE

     Some jurisdictions impose a tax on the premiums insurance companies receive from their policyowners. We deduct 2% of each premium payment you make to cover these state taxes. We may increase the amount we deduct as a state tax charge to reflect changes in the law. Our right to increase this charge is limited in some jurisdictions by law.

FEDERAL TAX CHARGE

     NYLIAC's federal tax obligations will increase based upon premiums associated with Non-Qualified Policies. For Non-Qualified Policies, we deduct 1.25% of each premium payment you make to cover the federal tax that results. We do not deduct this charge from Qualified Policies. We may increase the amount we deduct as a federal tax charge to reflect changes in the law.

DEDUCTIONS FROM CASH VALUE

     Each month, we will deduct a monthly contract charge, a cost of insurance charge, a mortality and expense risk charge, a per thousand face amount charge, and a rider charge for the cost of any additional riders.

     We will deduct these charges from the Cash Value of your policy on the Monthly Deduction Day. The first Monthly Deduction Day will be the first monthly anniversary of the Policy Date on or following the Issue Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the first occurrence of this calendar day on or following the date we receive the initial premium payment. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day.

     If you do not provide us with any instructions on how you would like your expenses allocated, we will deduct these charges proportionately from the amount in the Investment Divisions and any unloaned amount in the Fixed Account. You may instruct us to deduct the policy's monthly cash value charges first from the MainStay VP Cash Management Investment Division and/or the Fixed Account. If the value in the MainStay VP Cash Management Investment Division and/or the Fixed Account you have chosen is insufficient to pay these charges, we will deduct as much of the charges as possible from these investment options. We will deduct the remainder from the amounts in all of the Investment Divisions and any unloaned amount in the Fixed Account in proportion to the amounts in these investment options.

MONTHLY CONTRACT CHARGE

     On each Monthly Deduction Day, we will deduct a monthly contract charge to cover our costs for providing certain administrative services including premium collection, record keeping, processing claims and communicating to our policyowners. This charge will not exceed $100 per month from policies in their first Policy Year and will not exceed $50 per month from policies in later Policy Years. If the Target Face Amount falls below $1,000,000, the monthly contract charge will not exceed $25 per month.

CHARGE FOR COST OF INSURANCE PROTECTION

     On each Monthly Deduction Day, we will deduct a charge for cost of insurance protection from the Cash Value of your policy. This charge covers the cost of providing life insurance benefits to you.

     The cost of insurance charge is calculated by multiplying the net amount at risk on the Monthly Deduction Day by the monthly cost of insurance rate which applies to the insured at that time and then adding any applicable flat extra charge (which might apply to certain insureds based on our underwriting). The net amount at risk is equal to the difference between the current Life Insurance Benefit of your policy and the policy's Cash Value.


     Your cost of insurance charge will vary from month to month depending upon the life insurance benefit option you elected and your policy's Cash Value. In addition, the current cost of insurance charges are higher if the policy's Target Face Amount falls below $1,000,000.

     The amount of the cost of insurance charge is based on the current monthly cost of insurance rates. We may change these rates from time to time. However, the current rates will never be more than the guaranteed maximum rates shown on the Policy Data Page. If the insured is age 17 or under when the policy is issued, we base the guaranteed rates on the 1980 Commissioner's Standard Ordinary Unismoke Mortality Table. If the insured is age 18 or higher when the policy is issued and is in a standard or better underwriting class, we base the guaranteed rates on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables appropriate to the insured's underwriting class. The guaranteed rates for insureds in substandard underwriting classes are higher than for underwriting classes described above. We base the current monthly cost of insurance rates on such factors as issue age, sex, underwriting class, and the Policy Year. Changes to the current monthly cost of insurance rates will be based on changes in future expectations of such factors as mortality, investment income, expenses and persistency.

MORTALITY AND EXPENSE RISK CHARGE

     We deduct a mortality and expense risk charge from the Separate Account Value to cover our mortality and expense risk.

     We assume a mortality risk that the group of lives we have insured under our policies will not live as long as we expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than we estimated. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the sales expense charge.

CURRENT MORTALITY AND EXPENSE RISK CHARGE


     In Policy Years 1-10 we currently deduct a mortality and expense risk charge that is equal to an annual rate of up to .65% of the Separate Account Value. If the policy has an Alternative Cash Surrender Value, the mortality and expense risk charge is increased by .30% in Policy Years 1-10. In Policy Years 11-20 the charge is equal to an annual rate of up to .55% of the Separate Account Value; in Policy Years 21+ the charge is equal to an annual rate of up to .35% of the Separate Account Value.


     The rate used to calculate the mortality and expense risk charge will be reduced based on the policy's Separate Account Value as follows:


                   SEPARATE ACCOUNT VALUE                     REDUCTION IN RATE
                   ----------------------                     -----------------
less than $1,000,000........................................        0.00%
at least $1,000,000 but less than $5,000,000................        0.20%
at least $5,000,000 but less than $10,000,000...............        0.25%
$10,000,000 or more.........................................        0.30%

GUARANTEED MORTALITY AND EXPENSE RISK CHARGE

     While we may change the mortality and expense risk charge we deduct, we guarantee that this charge will never be more than an annual rate of 1.00% of the average daily net asset value of each Investment Division.

MONTHLY PER THOUSAND FACE AMOUNT CHARGE


     Each month during the first five Policy Years, we deduct a per thousand face amount charge. This charge is equal to $0.03 per $1,000 of the policy's Face Amount plus any term insurance benefit. We do not currently deduct a per thousand face amount charge in Policy Years 6 and beyond, but we may deduct such charge in the future. The per thousand face amount charge will never exceed $0.03 per $1,000 for any Policy Year. The per thousand face amount charge does not apply to the Level First-to-Die Term Rider available with SVUL.


RIDER CHARGES


     Each Monthly Deduction Day, we will deduct charges from the Cash Value of your policy for any optional rider benefits you have chosen. We do not deduct a monthly charge for the Living Benefits Rider or the Spouse's Paid-Up Insurance Purchase Option Rider. However, we will deduct a $150 administrative fee if you receive an accelerated death benefit under the Living Benefits Rider. The following riders are available under the policies. See ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS for a full description of the riders.


GUARANTEED MINIMUM DEATH BENEFIT RIDER CHARGE


     If you choose this rider, we will deduct a charge equal to $0.01 per $1,000 multiplied by the policy's Face Amount. The charge can be found on the Policy Data Page. This rider is not available if you have the Supplementary Term Rider or the Scheduled Term Insurance Rider.


SUPPLEMENTARY TERM RIDER CHARGE

     If you choose this rider, we will deduct a charge equal to the cost of insurance rate for this rider multiplied by the term insurance benefit for this rider. The guaranteed rates can be found on the Policy Data Page.

SCHEDULED TERM INSURANCE RIDER CHARGE


     If you choose this rider, we will deduct a charge equal to the cost of insurance rate for this rider multiplied by the term insurance death benefit for this rider. The guaranteed rates can be found on the Policy Data Page. If you have this rider, your policy will not contain the No-Lapse Guarantee.



LIFE EXTENSION BENEFIT RIDER CHARGE



     If you have this rider, beginning on the policy anniversary when the insured is age 90 (under VUL) or when the younger insured is or would have been age 90 (under SVUL) and ending on the policy anniversary when the insured is age 100 (under VUL) or the younger insured is or would have been age 100 (under
SVUL), we will deduct a charge equal to a percentage of the policy's cost of insurance charges and term insurance cost of insurance charges, excluding the Level First-to-Die Term Rider if any. This percentage will vary by sex and underwriting class. This percentage can be found on the Policy Data Page.



LEVEL FIRST-TO-DIE TERM RIDER CHARGE (SVUL ONLY)



     If you have this rider, we will deduct a charge equal to the face amount of this rider multiplied by the cost of insurance rate for this rider. The guaranteed rates for this rider can be found on the Policy Data Page. If you have this rider, your policy will not contain the No-Lapse Guarantee.


OTHER CHARGES FOR FEDERAL INCOME TAXES


     Although we deduct a charge from premium payments for Non-Qualified Policies to cover federal taxes, we do not currently deduct any charges from the Investment Divisions for federal income taxes attributable to them. We may choose to deduct such a charge in the future in order to provide for any future income tax liability attributable to the Investment Divisions.

                      GENERAL DESCRIPTION OF THE POLICIES

     The policies provide life insurance protection on the named insured(s), and pay Policy Proceeds when that insured (under VUL) or last surviving insured (under SVUL) dies while the policy is in effect. The policies offer:

    -- flexible premium payments, where you select the timing and amount of the premium;


    -- a choice of three life insurance benefit options;


    -- loan and partial surrender privileges;

    -- the ability to increase or decrease the policy's Face Amount of insurance;

    -- additional benefits through the use of riders; and

    -- a selection of premium and expense allocation alternatives, including thirty-two variable Investment Divisions, and a Fixed Account with a guaranteed minimum interest rate.

WHEN LIFE INSURANCE COVERAGE BEGINS

     If you have coverage under a conditional temporary coverage agreement and if the policy is issued, the policy will replace the temporary coverage. Your coverage under the policy will be deemed to have commenced on the Policy Date.

     In all other cases, if the policy is issued, coverage under the policy will take effect when we receive the premium payment that you are required to make when the policy is delivered to you.

HOW THE POLICY IS AVAILABLE

     NYLIAC Pinnacle Variable Universal Life and NYLIAC Pinnacle Survivorship Variable Universal Life are available to our policyowners as either a Non-Qualified or Qualified Policy. We issue Qualified Policies on a unisex basis. Any reference in this prospectus which makes a distinction based on the sex of the insured should be disregarded as it relates to such policies.

HOW THE POLICY WORKS

     We will pay your beneficiary the Policy Proceeds if your policy is still in effect when the insured (under VUL) or the last surviving insured (under SVUL) dies. Your policy will stay in effect so long as the Cash Surrender Value of your policy is sufficient to pay your policy's monthly charges. The following example demonstrates how we determine the Cash Surrender Value of your policy.

                                    EXAMPLE


     This example is based on the charges applicable to a policy during the first Policy Year, issued on a medically underwritten, non-smoking insured male, issue age 35, with an initial Face Amount of $5,000,000, with a Target Premium of $82,900, who has selected life insurance benefit option 1, and the guideline premium test, assuming current charges and a 10% hypothetical gross annual investment return.



PREMIUM PAID                                            $1,175,167.48
  Less sales expense charge                                (77,083.11)
  Less state tax charge (2%)                               (23,503.35)
  Less Federal tax charge (1.25%) (if                      (14,689.59)
       applicable)
------------------------------------------              -------------

NET PREMIUM                                             $1,059,891.43
  Less total annual mortality and expense                   (4,945.53)
       risk charge
  Less total annual monthly cost of                         (2,241.43)
       insurance charge (varies monthly)
  Less total annual monthly contract                        (3,000.00)
       charge
  Plus net investment performance (earned                   96,895.49
       from the Investment Divisions
       and/or the Fixed Account) (varies
       daily)
------------------------------------------              -------------

CASH VALUE (end of Policy Year 1)                       $1,146,549.96


                            LIFE INSURANCE BENEFITS

YOUR POLICY PROCEEDS

     We will pay Policy Proceeds to your beneficiary when we receive satisfactory proof that the insured (under VUL) or last surviving insured (under
SVUL) died. The Policy Proceeds will equal:



            1) the Life Insurance Benefit calculated under the life insurance benefit option you have chosen;

    plus    2)  any additional death benefits under the riders you have; and

    less    3)  any outstanding loans (including any accrued loan interest)
                on the policy.


     We will pay interest on the Policy Proceeds from the date the insured (under VUL) or last surviving insured (under SVUL) died until the date we pay the Policy Proceeds or the date when the payment option you have chosen becomes effective.

YOUR LIFE INSURANCE BENEFIT


     Under your policy, the Life Insurance Benefit depends on the life insurance benefit option you choose. Your policy offers three options:


     OPTION 1-- The Life Insurance Benefit under this option is equal to the policy's Face Amount. Except as described below, your Life Insurance Benefit under this option will be a level amount.


     OPTION 2-- The Life Insurance Benefit under this option will vary and is equal to the sum of the policy's Face Amount plus the policy's Cash Value.


     OPTION 3-- The Life Insurance Benefit under this Option will vary and is equal to the sum of the policy's Face Amount plus the Adjusted Total Premium.


     The Life Insurance Benefit under Option 2 or 3 will vary with the policy's Cash Value or Adjusted Total Premium, respectively, but your Life Insurance Benefit will never be less than your policy's Face Amount.



     Assuming your Life Insurance Benefit does not increase in order to meet the requirements of Section 7702 of the Internal Revenue Code (see SELECTION OF LIFE INSURANCE BENEFIT TABLE, below), and assuming the same face amount and premium payments under both options:


        - If you choose Option 1, your Life Insurance Benefit will not vary in amount and you will generally have lower total policy cost of insurance charges and lower Policy Proceeds.


        - If you choose Option 2 or Option 3, your Life Insurance Benefit will vary with your policy's Cash Value or Adjusted Total Premium and you will generally have higher total policy cost of insurance charges and higher Policy Proceeds.


LIFE INSURANCE BENEFIT PAST AGE 100

     Unless the Life Extension Rider is in effect, beginning on the policy anniversary on which the insured is age 100 (under VUL) or younger insured is or would have been age 100 (under SVUL), the policy's Face Amount, as shown on the Policy Data Page, will no longer apply. Instead, your Life Insurance Benefit will equal the Cash Value of your policy. Interest will accrue on the Cash Value allocated to the Fixed Account at the guaranteed rate. Fund charges will continue to apply to Cash Value that remains in the Investment Divisions. Other than monthly mortality and expense risk changes, no other monthly charges will be deducted past the policy anniversary on which the insured is age 100 (under
VUL) or younger insured is or would have been age 100 (under SVUL). The federal income tax treatment of a life insurance contract is uncertain after the insured is age 100. See FEDERAL INCOME TAX CONSIDERATIONS -- STATUS OF POLICY AFTER INSURED IS AGE 100 for more information.


SELECTION OF LIFE INSURANCE BENEFIT TABLE



     Under any of the Life Insurance Benefit Options, your Life Insurance Benefit may be greater if the minimum percentage of the policy's Cash Value necessary for the policy to qualify as life insurance under Section 7702 of the Internal Revenue Code is greater than the amount calculated under the option you have chosen. In general, this higher Life Insurance Benefit will be the Cash Value of your policy multiplied by the minimum percentage required by Section 7702 of the Internal Revenue Code. (You can find this percentage on the Policy Data Page).



     Under Section 7702 of the Internal Revenue Code, a policy will generally be treated as life insurance for federal tax purposes if at all times it meets either: (1) a "guideline premium" test or (2) a "cash value accumulation" test. In general, the cash value accumulation test will allow you to make higher premium payments during the policy's early years. Under the guideline premium test, the total premiums paid cannot exceed the policy's guideline premium limit. The guideline premium test will allow you to maintain a higher cash value in relation to the Life Insurance Benefit. You must choose either the guideline premium test or the cash value accumulation test before the policy is issued. Once the policy is issued, you may not change to a different test. The Life Insurance Benefit will vary depending on which table is used.



THE EFFECT OF INVESTMENT PERFORMANCE ON THE LIFE INSURANCE BENEFIT



     Positive investment experience in the Investment Divisions may result in a Life Insurance Benefit that will be greater than the policy's Face Amount, but negative investment experience will never result in a Life Insurance Benefit that will be less than the policy's Face Amount, so long as the policy remains in force.


 EXAMPLE 1:


     The following example shows how the Life Insurance Benefit varies as a result of investment performance on a policy, assuming that life insurance benefit option 1 and the guideline premium tax qualification test have been selected, and that the Insured is a male non-smoker, and assuming that the age at death is 45:



                            POLICY A    POLICY B
(1) Face Amount..........  $1,000,000  $1,000,000
(2) Cash Value on Date of
    Death................  $  500,000  $  400,000
(3) Percentage on Date of
    Death from the
    Guideline Premium
    Corridor Table.......        215%        215%
(4) Cash Value multiplied
    by Percentage from
    the Guideline Premium
    Corridor Table.......  $1,075,000  $  860,000
(5) Life Insurance
    Benefit = Greater of
    (1) and (4)..........  $1,075,000  $1,000,000


EXAMPLE 2:


     The following example shows how the Life Insurance Benefit varies as a result of investment performance on a policy, assuming that life insurance benefit option 1 and the CVAT Table have been selected and that the Insured is a male non-smoker, and assuming that the age at death is 45:



                           POLICY A    POLICY B
(1) Face Amount.........  $1,000,000  $1,000,000
(2) Cash Value on Date
    of Death............  $  500,000  $  300,000
(3) Percentage on Date
    of Death from CVAT
    Table...............        307%        307%
(4) Cash Value
    multiplied by
    Percentage from CVAT
    Table...............  $1,535,000  $  921,000
(5) Life Insurance
    Benefit = Greater of
    (1) and (4).........  $1,535,000  $1,000,000

CHANGING YOUR LIFE INSURANCE BENEFIT OPTION


     You can change the life insurance benefit option for your policy to Option 1 or Option 2 while the insured is alive (under VUL) or while both insureds are alive (under SVUL). Option changes are not permitted on or after the policy anniversary in which the insured is age 100 (under VUL) or younger insured is or would have been age 100 (under SVUL). You cannot change from either Option 1 or Option 2 to Option 3. We may prohibit you from changing the life insurance benefit option if the change would: (i) cause the Target Face Amount of the policy to be less than $1,000,000 (under VUL) or $2,000,000 (under SVUL); (ii) cause the policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code; or (iii) cause the policy's Target Face Amount to exceed our limits on the risk we retain, which we set at our discretion. Additionally, if the Scheduled Term Insurance Rider is in effect you must select Option 1. Option changes may result in a change to the policy's Face Amount and to the Target Face Amount of the Policy.


CHANGES FROM OPTION 1 TO OPTION 2

      If you change from Option 1 to Option 2, we will decrease the policy's Face Amount by the amount of the Cash Value, so that your Life Insurance Benefit immediately before and after the change remains the same.

CHANGES FROM OPTION 2 TO OPTION 1

      If you change from Option 2 to Option 1, we will increase the policy's Face Amount by the amount of the Cash Value, so that your Life Insurance Benefit immediately before and after the change remains the same.

 CHANGES FROM OPTION 3 TO OPTION 1

     If you change from Option 3 to Option 1, we will increase the policy's Face Amount by the amount of Adjusted Total Premiums, so that your Life Insurance Benefit immediately before and after the change remains the same.

 CHANGES FROM OPTION 3 TO OPTION 2

     If you change from Option 3 to Option 2 at a time when the Cash Value is greater than the Adjusted Total Premium, we will decrease the Face Amount of your policy by the difference between the Cash Value and the Adjusted Total Premium so that your Life Insurance Benefit immediately before and after the change remains the same.

      If you change from Option 3 to Option 2 at a time when the Cash Value is less than the Adjusted Total Premium, we will increase the Face Amount of your policy by the difference between the Adjusted Total Premium and the Cash Value so that your Life Insurance Benefit immediately before and after the change remains the same.


     In order to change your life insurance benefit option, you must submit a signed request to the Service Office at the address shown on the cover of this prospectus (or any other address we indicate to you in writing). We will change your life insurance benefit option on the Monthly Deduction Day on or after the date we receive your written request.

CHANGING THE FACE AMOUNT OF YOUR POLICY

     The Face Amount of your policy affects the amount of the Life Insurance Benefit of your policy.

 INCREASING YOUR POLICY'S FACE AMOUNT

      You may request an increase in the Face Amount of your policy if all of the following conditions are met:

      -- the insured (under VUL) or both insureds (under SVUL) is (are) still living;

      -- the insured is age 85 or younger (under VUL) or the older insured is or would have been age 90 or younger (under SVUL);

      -- the increase you are requesting is $5,000 or more;


      -- the requested increase will not cause the policy's Face Amount to exceed our maximum limit on the risk we retain, which we set at our discretion; and


      -- you submit a written application signed by the insured(s) along with satisfactory evidence of insurability.

      We may limit any increase in the Face Amount of your policy.


      If we approve your request for a Face Amount increase, we will increase your policy's Face Amount on the Monthly Deduction Day on or after the day we approve the application for the increase.


      An increase in the Face Amount of your policy may have the following consequences which you should consider:

      -- additional cost of insurance charges;

      -- a new suicide and contestability period applicable only to the amount of the increase will begin;

      -- a change in the life insurance percentage applied to the entire policy under Section 7702 of the Internal Revenue Code may occur; and

      -- a new seven year testing period for modified endowment contract status may begin.

 DECREASING YOUR POLICY'S FACE AMOUNT

      You may request a decrease in the Face Amount of your policy if all of the following conditions are met:

      -- the insured (under VUL) or last surviving insured (under SVUL) is still living;

      -- the decrease you are requesting will not reduce the policy's Face
         Amount below $250,000; and

      -- the decrease you are requesting will not reduce the policy's Target
         Face Amount below $1,000,000 (under VUL) or $2,000,000 (under SVUL).

      We may limit any decrease in the Face Amount of your policy.


      If we approve your request for a Face Amount decrease, we will decrease your policy's Face Amount on the Monthly Deduction Day on or after the day we receive your written request for a decrease.


      A decrease in the Face Amount of your policy may have the following consequences which you should consider:

      -- a change in the total policy cost of insurance charge;

      -- a change in the policy's monthly contract charges; and

      -- possible adverse tax consequences (See FEDERAL INCOME TAX
         CONSIDERATIONS).

                      CASH VALUE AND CASH SURRENDER VALUE

CASH VALUE

     The Cash Value of your policy is the sum of the amounts in the Investment Divisions in the Separate Account plus the amount in the Fixed Account. These amounts are allocated based on the instructions you give us. A number of factors affect your policy's Cash Value including but not limited to:

     -- the amount and frequency of the premiums you pay;

     -- the investment experience of the Investment Divisions you choose;

     -- the interest credited on the amounts in the Fixed Account; and

     -- the amount of any partial surrenders you make (including any charges you incur as a result of the partial surrenders).

     The Cash Value is not necessarily the amount you receive when you surrender your policy. See CASH SURRENDER VALUE and FULL SURRENDERS for details about surrendering your policy.

AMOUNT IN THE SEPARATE ACCOUNT


     We use amounts allocated to an Investment Division to purchase Accumulation Units of an Investment Division. We redeem Accumulation Units from an Investment Division when amounts are loaned, withdrawn, transferred, surrendered or deducted for charges or loan interest. We calculate the number of Accumulation Units purchased or redeemed in an Investment Division by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value. On any given day, the amount you have in the Separate Account is the value of the Accumulation Units you have in all of the Investment Divisions of the Separate Account. The value of the Accumulation Units you have in a given Investment Division equals the current accumulation unit value for the Investment Division multiplied by the number of Accumulation Units held in that Investment Division.


     We determine accumulation unit values for the Investment Divisions as of the end of each valuation day. A valuation day is any day on which the New York Stock Exchange is open for regular trading.


     The value of an Accumulation Unit on any valuation day equals the value of an Accumulation Unit on the preceding valuation day multiplied by the net investment factor. We calculate a net investment factor for the period from the time the New York Stock Exchange closed on the immediately preceding valuation day to the time it closed on the current valuation day using the following formula:


                                     (a/b)

        Where: a = the sum of:

                      (1) the net asset value of the Fund share held in the
                          Separate Account for that Investment Division at the end of the current valuation day, plus

                      (2) the per share amount of any dividends or capital gain
                          distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during such period.

                 b = the net asset value of the Fund share held in the Separate
                     Account for that Investment Division at the end of the preceding valuation day.


     The net investment factor may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease.


AMOUNT IN THE FIXED ACCOUNT

     The amount you have in the Fixed Account equals:

             1) the sum of the net premiums you have allocated to the Fixed
                Account;

        plus 2) any transfers you have made from the Separate Account to the Fixed Account;

        plus 3) any interest credited to the Fixed Account;

        less 4) any partial surrenders from the Fixed Account;

        less 5) any charges we have deducted from the Fixed Account; and

        less 6) any transfers you have made from the Fixed Account to the Separate Account.

INVESTMENT RETURN

     The investment return of your policy is based on the amount you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the underlying Eligible Portfolios, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Investment Division. We determine this investment experience each valuation day, which is when the net asset value of the underlying Eligible Portfolios is determined. The actual net rate of return for an Investment Division measures the investment experience from the end of one valuation day to the end of the next valuation day.

CASH SURRENDER VALUE

     The Cash Surrender Value of your policy is the amount we will pay you if you request a full surrender of your policy. The Cash Surrender Value of your policy is equal to the Cash Value of the policy less outstanding policy loans (including any accrued loan interest). Since the Cash Value of the policy fluctuates with the performance of the Investment Divisions and the interest credited to the Fixed Account, the Cash Surrender Value may be more or less than the total premium payments you have made, less any deductions for premium expense charges and deductions from Cash Value that were made.

     Cash Surrender Value is significant for two reasons:

           -- Loans and Partial Surrenders--You can take loans and partial surrenders from your policy based on the amount of the policy's Cash Surrender Value.

           -- Keeping Your Policy in Effect--While premium payments are flexible, you may need to make additional premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect.

ALTERNATIVE CASH SURRENDER VALUE (ACSV) NOT APPLICABLE TO ALL POLICIES

     An ACSV may be made available to a Corporation, an Irrevocable Trust, or other defined policyowner class if we agree. The ACSV can be elected only at issue. The current mortality and expense risk charges will be higher for policies with an ACSV.

     If your policy has the ACSV, then for a period of ten years from the Issue Date, while the insured(s) is (are) still living, you may surrender the policy for the Alternative Cash Surrender Value. The ACSV is equal to Cash Surrender Value plus the unamortized value of the ACSV Benefit. The cumulative ACSV Benefit is the sum of all sales expense charges and the monthly per thousand face amount charges since issue. The ACSV Benefit will be amortized beginning with the 13th policy month and continuing through the end of the 10th policy year.

     Your ACSV Benefit for policy months 1 through 12, as calculated on each Monthly Deduction Day, is equal to the sum of a + b + c, where:
     (a) = the current ACSV Benefit;
     (b) = any sales expense charges deducted from premiums paid since the last Monthly Deduction Day,
     (c) = the current month's per thousand face amount charge

     Your ACSV Benefit for policy months 13 through the end of the 10th policy year, as calculated on each Monthly Deduction Day, is equal to the sum of (a
+ b + c) - d, where:
           (a) = the current ACSV Benefit;
           (b) = any sales expense charges deducted from premiums paid since the last Monthly Deduction Day,
           (c) = the current month's per thousand face amount charge
           (d) = the current month's amortization of the ACSV Benefit

     Upon our receipt of your request to surrender this policy in full during the first ten Policy Years, we will increase the current ACSV Benefit by any sales expense charges that have been deducted from premium payments received since the last Monthly Deduction Day. We will then pay you the ACSV.

     The ACSV Benefit is only used to calculate the Alternative Cash Surrender Value payable in the event of a full surrender of all of the NYLIAC policies you own which include an ACSV Benefit. The ACSV Benefit is not invested and will not accumulate interest. The ACSV Benefit is not included as part of Cash Surrender Value and is therefore not available for loans or partial surrenders.


     You do not receive the ACSV on a 1035 exchange, as part of a life insurance benefit payment, or, unless we agree, in the event the policy is assigned. In any of these circumstances the ACSV Benefit is retained by NYLIAC.

     Upon any reinstatement of the policy, the ACSV Benefit will equal zero. We will then calculate the value of this benefit from the period beginning on the reinstatement date up to the 10th policy anniversary. At reinstatement, the amortization of the ACSV Benefit will be calculated based on the number of months remaining in the 10 year period.
                                     LOANS

     You can borrow any amount up to the loan value of the policy. The loan value at any time is equal to: ((100% - a) X b) - c, where:

        a = the current loan interest rate;

        b = the policy's Cash Surrender Value; and

        c = the sum of three months of Monthly Deductions.

     Your policy will be used as collateral to secure this loan. Any amount that secures a loan remains part of your policy's Cash Value but is transferred to the Fixed Account. We credit any amount that secures a loan (the loaned amount) with an interest rate that we expect to be different from the interest rate we credit on any unloaned amount in the Fixed Account.

YOUR POLICY AS COLLATERAL FOR THE LOAN

     When you request a loan, a transfer of funds will be made from the Separate Account to the Fixed Account so that the cash value in the Fixed Account is at least 100% of the requested loan plus any outstanding loans, including accrued loan interest. We will transfer these funds from the Investment Divisions of the Separate Account in accordance with your instructions or, if you have not provided us with any instructions, in proportion to the amounts you have in each Investment Division. While any policy loan is outstanding, we will not allow you to make any partial surrenders or transfer any funds from the Fixed Account if the partial surrender or transfer would cause the cash value of the Fixed Account to fall below 100% of all outstanding loans. Additionally, if the monthly deductions from Cash Value will cause the cash value of the Fixed Account to fall below the total amount of all outstanding policy loans, we will take these deductions from the Investment Divisions of the Separate Account in proportion to the amounts you have in each Investment Division.

LOAN INTEREST

     We currently charge an effective annual loan interest rate of 4% in Policy Years 1-10, and 3.35% in Policy Years 11 and beyond. See LOANS -- WHEN LOAN INTEREST IS DUE for details on when the loan interest is payable. We may increase or decrease this rate. However, the rate will never exceed 6%. We will determine the loan interest rate at least once every twelve months, but not more frequently than once every three months. If we increase the rate, we will not increase it by more than 1% per calendar year.

INTEREST ON THE CASH VALUE HELD AS COLLATERAL

     When you take a loan from your policy, the loaned amount which we hold in the Fixed Account may earn interest at a different rate from the rate we charge you for loan interest. The rate we credit on loaned amounts will never be less than 2% less than the rate we charge for policy loans. We guarantee that the interest rate we credit on loaned amounts will always be at least 3%. For the first ten Policy Years, the rate we currently expect to credit on loaned amounts is 1% less than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the rate we currently expect to credit on loaned amounts is 0.35% less than the rate we charge for loan interest.

WHEN LOAN INTEREST IS DUE

     The interest we charge on a loan accrues daily and is payable on the earliest of the following dates:

     -- the policy anniversary;

     -- the date you increase or repay a loan;

     -- the date of a new loan;

     -- the date you request a full surrender of the policy;

     -- the date the policy lapses; or


     -- the date on which the insured (under VUL) or last surviving insured
        (under SVUL) dies.



     Any loan interest due on a policy anniversary which you do not pay will be charged against the policy as an additional loan. You should be aware that the larger the loan becomes relative to Cash Value, the greater the risk that the remaining Cash Value may not be sufficient to support the policy charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing. See LOAN REPAYMENT below.


LOAN REPAYMENT

     You may repay all or part of a policy loan at any time while your policy is in effect. We will consider any payment we receive from you while you have a loan outstanding to be a premium payment unless you tell us in writing that it is a loan repayment. When we receive a loan repayment, we will first use that money to repay any portion of the outstanding loan which was originally taken from the Fixed Account. We will allocate any remaining portion of the loan repayment to the Investment Divisions in the same proportion as the amount of money you have in each Investment Division on the date of the loan repayment, unless you indicate otherwise and we agree.


     If the amount of any unpaid loans (including any accrued loan interest) is greater than the Cash Value of your policy, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the necessary amount within 31 days after the day we mail you this notice, we will terminate your policy. This could result in a taxable gain to you.


THE EFFECTS OF A POLICY LOAN


     A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because the investment result of each Investment Division applies only to the amount remaining in such Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value is likely to be. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate for loaned amounts held in the Fixed Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest earned on loaned amounts held in the Fixed Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be payable.



     In addition, unpaid loan interest generally will be treated as a new loan under the Code. If the Policy is a modified endowment contract, a loan may result in taxable income to you. In addition, for all policies, if the loans taken, including unpaid loan interest, exceed the premiums paid, policy surrender or policy lapse will result in a taxable gain. See FEDERAL INCOME TAX CONSIDERATIONS for more information.

                               PARTIAL SURRENDERS

     You may request a partial surrender from your policy's Cash Surrender Value if the following conditions are met:


     -- the insured (under VUL) or either insured (under SVUL) is living;


     -- the partial surrender being requested is at least $500; and

     -- the partial surrender will not cause the policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code.

AMOUNT AVAILABLE FOR A PARTIAL SURRENDER


     You may request a partial surrender from the policy for an amount up to the Cash Surrender Value of your policy. When we process a partial surrender, we use the accumulation unit values next determined after we receive your written request. We will not allow a partial surrender if it would reduce the policy's Face Amount or the Target Face Amount below $500,000 ($250,000 of which is the minimum Face Amount requirement).


REQUESTING A PARTIAL SURRENDER


     You may request a partial surrender from your policy by sending a written request to the Service Office at the address listed on the front cover of this prospectus. The request must be received while the insured (under VUL) or either insured (under SVUL) is living.


WHEN IS THE PARTIAL SURRENDER EFFECTIVE

     Unless you choose a later effective date, your requested partial surrender will be effective on the date we receive your written request. However, if the day we receive your request is not a day on which the New York Stock Exchange ("NYSE") is open or if your request is received after the close of the NYSE, then the requested partial surrender will be effective on the next day on which the NYSE is open.

PARTIAL SURRENDER FEE

     We currently do not deduct a fee for partial surrenders. However, we reserve the right to deduct a fee not to exceed $25 for each partial surrender taken.

ALLOCATION OF PARTIAL SURRENDER AND FEE

     You may specify how much of the partial surrender you want taken from the amount you have in each of the Investment Divisions and in the Fixed Account. If you do not specify how you would like your partial surrender allocated, we will deduct the partial surrender and any partial surrender fee from the Investment Divisions and/or the Fixed Account in proportion to the amounts you have in each of these investment options. If you request a partial surrender that is greater than the amount in the Investment Divisions and/or in the Fixed Account you have chosen, we will reduce the amount of the partial surrender to the amount available in those Investment Divisions and/or in the Fixed Account and pay you that amount less any applicable partial surrender fee.

THE EFFECTS OF A PARTIAL SURRENDER

     When you make a partial surrender, we reduce your Cash Value and Cash Surrender Value by the amount of the partial surrender, and any applicable surrender fee.


     For policies where life insurance benefit option 1 is in effect, the Face Amount will be reduced by the difference between:


     (a) the amount of the surrender; and

     (b) the greater of:


        (i) the Cash Value of the policy immediately prior to the surrender, minus the policy's Face Amount divided by the applicable percentage, as shown on the Policy Data Page, for the insured's age at the time of surrender, or


        (ii) zero.


     For policies where life insurance benefit option 2 is in effect, a partial surrender will not affect the Face Amount.



     For policies where life insurance benefit option 3 is in effect, the Adjusted Total Premium will be reduced by the amount of the surrender proceeds. A reduction of the Adjusted Total Premium will never cause the Adjusted Total Premium to be less than zero.



     For policies where life insurance benefit option 3 is in effect and the Adjusted Total Premium amount is less than the amount of the surrender, the Face Amount of the policy will be reduced by the difference between:


     (a) the amount of the surrender, less the Adjusted Total Premium amount immediately prior to the surrender; and,

     (b) the greater of:


        (i) the Cash Value of the policy immediately prior to surrender, less the Adjusted Total Premium, minus the Face Amount divided by the applicable percentage, as shown on the Policy Data Page for the insureds' age at the time of surrender, or


        (ii) zero.

     A partial surrender may result in taxable income to you. See FEDERAL INCOME TAX CONSIDERATIONS for more information.

     We may restrict the amount and frequency of partial surrenders, within certain limits. For instance, we may restrict the amount and/or frequency of a partial surrender request if the policy's Cash Surrender Value is insufficient to pay the amount requested. We will pay any partial surrender generally within seven days after we receive all the necessary documentation and information. However, we may delay payment under certain circumstances. See POLICY
PROCEEDS -- WHEN WE PAY PROCEEDS for more information.

                                FULL SURRENDERS


     You may request a full surrender of your policy for its Cash Surrender Value (or its ACSV, if applicable) at any time while the insured (under VUL) or last surviving insured (under SVUL) is living.


REQUESTING A FULL SURRENDER

     You may request a full surrender of the policy by sending a written request and the policy to the Service Office at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing).

WHEN IS THE SURRENDER EFFECTIVE

     Unless you choose a later effective date, your surrender will be effective as of the end of the day we receive your written request and the policy. However, if the day we receive your request is not a day on which the NYSE is open or if your request is received after the close of the NYSE, then the requested surrender will be effective on the next day on which the NYSE is open.

                 ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS


     The policy can include any of the following optional riders that offer additional benefits that we approve based on our standards and limits for issuing insurance and classifying risks. Except for the Living Benefits Rider (which can be added to your policy after issue), all of the riders must be applied for at issue.


     -- Guaranteed Minimum Death Benefit Rider

     -- Living Benefits Rider (also known as Accelerated Benefits Rider)

     -- Supplementary Term Rider

     -- Scheduled Term Insurance Rider


     -- Life Extension Benefit Rider



     -- Level First-to-Die Term Rider (SVUL Policies Only)



     Subject to availability in each jurisdiction, we will include a Spouse's Paid-Up Insurance Purchase Option Rider (described below) with the VUL policy at no additional charge. This Rider is not available on the SVUL policy.


HOW THE RIDERS ARE AVAILABLE

     The Living Benefits Rider is available only on Non-Qualified Policies. All other riders are available on both Non-Qualified and Qualified Policies.

GUARANTEED MINIMUM DEATH BENEFIT RIDER


     As long as this rider is in effect and the benefit period has not expired, this rider guarantees that your policy will never lapse due to its Cash Surrender Value being insufficient to cover the current monthly deduction charges. Under this rider, if your total monthly deduction charges are greater than your policy's Cash Value, we will deduct as much of the monthly deduction charges from the Cash Value as possible. We will then waive any excess amount of these charges including the charge for this and any other rider. Generally, this rider is available with a benefit period up to the insured's age 70, 80 or 100 (under VUL) or younger insured's age 80 or 100 (under SVUL). You may choose any of these expiry dates as long as the benefit period is at least ten years. You may cancel this rider at any time by sending us a signed notice. This rider will end on the Monthly Deduction Day on or next following receipt of your request.


     In exchange for the guarantee provided by this rider, you must make certain premium payments into your policy. The premium you must pay under this rider is called the monthly "Guaranteed Minimum Death Benefit (GMDB) premium." You will find it on the Policy Data Page. The monthly GMDB premium may change if you modify your policy or any of the riders attached to your policy. Although this premium is expressed as a monthly premium, you do not need to pay it on a monthly basis. Rather, we will perform a GMDB premium test each month to determine if you have made enough cumulative premium payments to keep the rider in effect.

GMDB PREMIUM TEST (PERFORMED ON EACH MONTHLY DEDUCTION DAY)


    Cumulative                 Cumulative partial                       Cumulative monthly GMDB
     premium payments    less   surrenders            must be at least   premiums from the Policy Date to
     to date                    to date               equal to           the date the test is performed

     If your policy does not satisfy the GMDB premium test and your policy fails the test by an amount that is more than one monthly GMDB premium, we will notify you that your policy has failed this test. The rider will terminate unless you make a premium payment in an amount necessary to pass the GMDB premium test before the next Monthly Deduction Day. If the rider terminates, we will reinstate it if we receive the required premium payment before the Monthly Deduction Day that follows the date the rider terminated. If the rider terminates during a period when the rider benefit is in effect, your policy will enter the late period and will lapse unless the required payment is made.

     Having this rider affects your ability to take policy loans in the following way:

     (a) If you take a loan during the first two Policy Years, this rider will end.

     (b) After the first two Policy Years, you may take loans within certain limits. On the day you take a loan (or when any unpaid loan interest is charged as an additional loan), the Cash Surrender Value of your policy less the new loan and the amount of any current outstanding loan balance must be greater than the cumulative monthly GMDB premiums which were required up to the time you take the loan, accumulated at an annual effective interest rate of up to 6.0% as of that date.

     This rider is not available on a policy with the Supplementary Term Rider or the Scheduled Term Insurance Rider.

LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)


     Under this rider, if the insured (under VUL) or last surviving insured (under SVUL) has a life expectancy of twelve months or less, you may request a portion or all of the Policy Proceeds as an accelerated death benefit. You must elect this rider in order to have it included in your policy. Under the VUL Policy, this election can be made when you apply for your policy or after we issue your policy. Under the SVUL Policy, you can elect this rider only after the first death of an insured. This rider is not available on Qualified Policies.



     You can cancel this rider at any time by sending us a signed notice. This rider will end on the date we receive your request.


     You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Policy Proceeds. We will pay you an amount equal to:


  Elected     X    Eligible  X    Interest  -    Administrative fee  -    Elected percentage of an
  percentage       proceeds       factor         (up to $150)             unpaid Policy loan

     Minimum accelerated benefit amount: $25,000.

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC policies).

     If you accelerate less than 100% of the eligible proceeds, the remaining Face Amount of your policy after we pay this benefit must be at least $50,000. We do not permit any subsequent acceleration.

     When we make a payment under this rider, we will reduce your policy's Face Amount, rider death benefits, monthly deductions, Cash Value, and any unpaid policy loan based on the percentage you elected.

SUPPLEMENTARY TERM RIDER (STR)


     This rider provides a term insurance benefit that is payable when the insured (under VUL) or last surviving insured (under SVUL) dies while this rider is in effect. It insures the same individual(s) covered by the base policy. At the time you apply for this rider, you select a Target Face Amount for your policy. The initial term insurance death benefit under this rider equals the Target Face Amount less the Life Insurance Benefit. We recalculate the term insurance benefit on each Monthly Deduction Day in accordance with the life insurance benefit option that is in effect under the policy. You may cancel this rider by sending us a signed written request. The rider will end on the Monthly Deduction Day on or next following the date we receive your request. This rider will also end on the policy anniversary on which the insured is age 95 (under VUL ) or the younger insured is or would have been age 95 (under SVUL). You cannot have the Guaranteed Minimum Death Benefit Rider if you have the STR.



     Because the Life Insurance Benefit of your base policy (not including riders) may increase or decrease depending on investment performance, the rider's term insurance benefit will do the reverse in order to maintain a level Target Face Amount. Under Option 1, the term insurance benefit will automatically be set to equal the Target Face Amount minus the Life Insurance Benefit. Under Option 2, the term insurance benefit will automatically be set to equal the Target Face Amount plus the Cash Value minus the Life Insurance Benefit. Under Option 3, the term insurance benefit will automatically be set to equal the Target Face Amount plus the Adjusted Total Premium minus the Life Insurance Benefit. However, the rider's term insurance benefit will not be reduced to an amount less than zero. If the base policy's Life Insurance Benefit changes for any reason other than because of the requirements of Section 7702 of the Internal Revenue Code, we will make a corresponding adjustment to the Target Face Amount.


     We will only allow you to have this rider if:


     -- the initial Target Face Amount is at least $1,000,000 for (VUL) or $2,000,000 (under SVUL);

     -- the policy's Life Insurance Benefit is at least $250,000;

     -- the initial term insurance benefit of this rider is at least the minimum amount we allow, which is currently $100,000; and


     -- the initial term insurance benefit of this rider is no greater than nine times the policy's initial Face Amount;


     Within certain limits and subject to evidence of insurability which we may require, you may increase or decrease this rider's term insurance benefit.

     You may request changes to your policy under this rider if:

     (a) you do not decrease the Target Face Amount below $1,000,000 (under VUL) or $2,000,000 (under SVUL), unless the decrease is due to a partial surrender;

     (b) you do not decrease the policy's Life Insurance Benefit below $250,000; and

     (c) you do not make a change that causes the term insurance benefit to be greater than nine times the policy's Face Amount. This requirement prohibits you from increasing the term insurance benefit or decreasing the policy's Face Amount to an amount that would violate this maximum ratio.

SUPPLEMENTARY TERM RIDER VS. BASE POLICY COVERAGE

     You should consider a number of factors when deciding whether to purchase death benefit coverage under the base policy only or in combination with the Supplementary Term Rider (STR). The death benefit coverage will be the same in either case but there may be important cost differences. The most important factors that will affect your decision are:

     - Premium Funding

     - Cost of Insurance Charges

     - Investment Experience

     Premium Funding: If you compare a policy with STR to one that provides the same initial death benefit without a term rider, the policy with the rider will have a lower Target Premium and sales expense charges may be lower. This is because sales expense charges are based on the amount of the Target Premium. (See DEDUCTIONS FROM PREMIUMS -- SALES EXPENSE CHARGE)


     Generally, if you plan to fund the policy at certain higher levels, your sales expense charges will be lower if you choose the STR and this can help your Cash Value to build more quickly. The higher the premium you choose to pay, the greater the potential cost savings and positive impact on Cash Value growth with STR.

     Cost of Insurance Charges and Investment Experience: The cost of insurance charges (COIs) are different under the policy and the STR. The STR's charges are lower than the policy's charges in the early years (1-7) and higher in the later years. This can impact your policy in different ways depending on how much premium you fund the policy with and also on the policy's investment experience.

     If, during the life of the policy, your Cash Value is at a low level either because your overall funding has been low or your actual investment experience has been poor, the negative impact of the higher STR COIs on the policy's Cash Value will be greater. Therefore, the lower the premiums paid and the worse the investment experience, the greater possibility that a policy with STR will not perform as well as a policy with base coverage only.


     When to Elect STR Coverage: Generally if you plan to fully fund the policy in the early years or you plan to pay at certain premium amounts, you should consider increasing coverage under the STR.



     When to Elect Base Policy Coverage Only: If you are concerned with the possibility of poor investment experience and reduced Cash Value levels over time, you should consider increasing base coverage. Also, if you want to purchase the Guaranteed Minimum Death Benefit Rider, you should not elect any STR since it will not be available to you.


     There is no exact right or wrong amount of STR coverage to choose since actual policy experience will determine the benefits realized. Your choice should be based on your plans with respect to your premium amounts, your level of risk tolerance and the length of time you plan to hold the policy. To help make this decision, you may want to review several illustrations with various combinations of base policy and STR, and with various hypothetical rates of return. You should carefully evaluate all these factors and discuss all policy options with your registered representative.

SCHEDULED TERM INSURANCE RIDER (STIR)


     As long as this rider is in effect, the term insurance benefit will vary in accordance with the schedule changes selected at the time you applied for the policy. This schedule is found on the Policy Data Page. The schedule cannot be modified unless we agree. This rider is only available with life insurance benefit option 1. You can cancel this rider by sending us a signed written notice. This rider will end on the Monthly Deduction Day on or next following your request. This rider also ends on the policy anniversary on which the insured is age 95 (under VUL) or the younger insured is or would have been age 95 (under SVUL). You cannot have the Guaranteed Minimum Death Benefit Rider if you have the STIR.



     When the schedule of term insurance results in a decrease in Face Amount after the Issue Date, we may from time to time offer you the right to either increase your term insurance benefit or convert this rider to increased coverage under the policy up to the amount of the scheduled term insurance benefit on the Issue Date. Any offer made to this effect will be made uniformly to a class of policyowners having this rider.



LIFE EXTENSION BENEFIT RIDER



     This rider becomes effective on the policy anniversary on which the insured (under VUL) or younger insured (under SVUL) is (or would have been) age 100. Under this rider, the life insurance benefit will continue to equal the Life Insurance Benefit of the policy plus the death benefit payable under any riders effective on the date of the insured's (under VUL) or last surviving insured's (under
SVUL) death. Without this rider, on the policy anniversary on which the insured or last surviving insured reaches age 100, the Life Insurance Benefit would be equal to the policy's Cash Value. You can cancel this rider by sending us a signed written notice. This rider will end on the Monthly Deduction Day on or next following receipt of your request.


     The charge for this rider is calculated as a percentage of the cost of insurance for the base policy and any term riders in effect. The charge is shown on the Policy Data Page. This charge will be deducted from the policy's Cash Value on each Monthly Deduction Day beginning on the policy anniversary on which the insured is age 90 (under VUL) or younger insured is or would have been age 90 (under SVUL), and continuing until the policy anniversary on which the insured is age 100 (under VUL) or younger insured is or would have been age 100 (under SVUL).


LEVEL FIRST-TO-DIE TERM RIDER (SVUL POLICIES ONLY)



     This rider provides a level term insurance death benefit which we will pay when either insured dies while this rider is in effect. We will only pay the benefit under this rider once, even if both insureds die at the same time. You may decrease the face amount of this rider as long as you do not decrease it below the minimum amount we require to issue the rider. You may not increase the face amount of this rider. You may cancel this rider at any time by sending us a signed notice. The rider will end on the Monthly Deduction Day on or next following receipt of your request. If you choose this rider your policy will not contain a No-Lapse Guarantee.


SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER (VUL POLICIES ONLY)

     This rider allows a spouse who is the beneficiary under the policy to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability when the insured dies. This rider is included in the VUL policy at no additional cost.

     The maximum face amount of the new paid-up whole life policy is the lesser of:

     -- the amount of the Policy Proceeds payable under this policy (before any unpaid loan is deducted); or

     -- $5,000,000.

     If the insured's spouse dies at the same time as the insured or within 90 days after the insured's death and does not exercise the option under this rider, we will pay a benefit to the spouse's estate equal to the maximum amount of insurance coverage that could have been purchased under this rider minus the premium payment that would have been required for that insurance.

     If someone other than the spouse (including a trust) is the owner and beneficiary under the policy, that person can also exercise the option and purchase a paid-up whole life policy on the life of the spouse. The owner must have an insurable interest in the life of the spouse and the spouse must consent to the issuance of the new insurance in writing.

                    POLICY SPLIT OPTION (SVUL POLICIES ONLY)

     You may split your policy into two single adjustable life insurance policies that each insure the life of one of the insureds under certain circumstances. You are allowed to make this split within six months after either of the following two dates:


     (1) the date a final divorce decree which terminates the marriage of the insureds has been in effect for six months or


     (2) the effective date of a change in the federal tax law which results in

        (a) a reduction in the unlimited federal estate tax marital deduction provision (Section 2056 of the Internal Revenue Code), or

        (b) a reduction of at least 50% in the level of estate tax rate from the 1986 Tax Act payable on death.

     You must request a policy split in writing. At the time of the split:

     -- both insureds must be living;

     -- we will not ask for evidence of insurability (except in certain jurisdictions);

     -- each new policy will be an adjustable life insurance policy which we offer for the purpose of this option and which was available on the Policy Date of your original policy; and

     -- an insurable interest must exist between the owner of each new policy and the insured of that new policy under all applicable laws.

                             ABOUT YOUR NEW POLICY

     -- The Policy Date and Issue Date of each new policy will be the date when you split the policy.

     -- The policyowner and beneficiary of each new policy will be the same as under the original policy, unless you state otherwise.

     -- We will not assess a fee on a policy that is terminating as a result of a policy split. However, we will apply all fees and charges that generally apply to the type of policy you are splitting your policy into to each of the new policies that result from the policy split.

     -- The cost of insurance rates for each new policy will be based on the insured's age and sex on the date of the split and most recent underwriting class on the original policy.


     -- The initial premium for each new policy will be one half of the Cash
        Value of the original policy less any unpaid loan (including any accrued loan interest).



     -- The face amount of each new policy will equal one half of the original base policy Face Amount, plus one half of the face amount of any riders on the original policy. The benefits from any Level First-To-Die Term Rider in effect will be excluded from this calculation.


     -- If the original policy has been assigned, each new policy will have the same assignment.

     Splitting your policy may have certain adverse tax consequences. Please read FEDERAL INCOME TAX CONSIDERATIONS for more details.

                                    PREMIUMS


     Other than the initial premium, there are no required premium payments. The initial premium is shown on the Policy Data Page. This amount is impacted by the Target Face Amount. The minimum Target Face Amount for VUL is $1,000,000; the minimum Target Face Amount for SVUL is $2,000,000. Although premium payments are flexible, you may need to make additional premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect. Policies that are maintained at Cash Surrender Values just sufficient to cover fees and charges or that are otherwise minimally funded are more subject to not being able to maintain such Cash Surrender Values because of market fluctuations and other performance related risks. When determining the amount of your planned premium payments, you should consider funding your policy at a level which has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations.


     Premiums are the total dollar amount you pay into your policy. When we receive a premium payment, we deduct the sales expense charges, state tax, and federal tax charges that apply. The balance of the premium is called the net premium. We apply your net premium to the Investment Divisions and/or the Fixed Account, according to your instructions. For more details on when and how your premiums are applied, see
PREMIUMS -- PREMIUM ALLOCATION.

     If you elect the guideline premium test to determine whether your policy qualifies as life insurance under Section 7702 of the Internal Revenue Code, we may limit your premium payments. If the premiums paid during any Policy Year exceed the maximum amount permitted under the guideline premium test, we will return to you the excess amount within 60 days after the end of the Policy Year. Any excess premiums we return to you will not include any gains or losses attributable to the investment return on those premiums. We will credit interest at a rate of not less than 3% on those premiums from the date such premiums cause the policy to exceed the amount permitted under the guideline premium test to the date we return the premiums to you.

PLANNED PREMIUM
     When you apply for your policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make. The premium amount you select for this schedule is called your "planned premium." It is shown on the Policy Data Page.

-- You may increase or decrease the amount of your planned premium and change the frequency of your payments, within limits.

-- Planned premium payments end on the policy anniversary on which the insured is age 100 (under VUL) or younger insured is or would have been age 100 (under SVUL).


-- Your policy will not automatically terminate if you are unable to pay the planned premium. However, payment of your planned premium does not guarantee your policy will remain in effect. Your policy will terminate unless the No-Lapse Guarantee is in effect if the Cash Surrender Value is insufficient to pay the monthly deduction charges or if you have an excess policy loan, and you reach the end of the late period and you have not made the necessary payment. See PREMIUMS -- TERMINATION and LATE PERIOD for more details.

UNPLANNED PREMIUM
     An unplanned premium is a premium payment you make that is not part of the premium payment schedule you choose.


-- While the insured (under VUL) or either insured (under SVUL) is living, you may make unplanned premium payments at any time before the policy anniversary on which the insured is age 100 (under VUL) or younger insured is or would have been age 100 (under SVUL). However, if payment of an unplanned premium will cause the Life Insurance Benefit of your policy to increase more than the Cash Value will increase, before accepting that payment and applying it to your policy, (i) we may require proof of insurability and (ii) for an SVUL policy, both insureds must be living. The increase may occur in order for your policy to continue to qualify as life insurance under the Internal Revenue Code.


-- If you exchange another life insurance policy to acquire this policy under
   Section 1035 of the Internal Revenue Code, we will treat the proceeds of that exchange as an unplanned premium.

-- The minimum unplanned premium amount we allow is $50.

-- We may limit the number and amount of any unplanned premium payments.

PREMIUM ALLOCATION


     Except for premium payments you make during the free look period, we apply your net premium, which equals the balance of any planned or unplanned premium payment after we deduct sales expense charges, state tax, and any federal tax charges that apply, to the Investment Divisions of the Separate Account and/or to the Fixed Account according to the most recent premium allocation election you have given to us. We allocate the net premiums from any premium payments you make during the free look period to our General Account until the end of the free look period. For more details, see FREE LOOK. When your free look period is over, we will allocate your net premiums according to your instructions. Net premiums are applied at the next determined accumulation unit value. The number of Accumulation Units we credit to each Investment Division equals the premium dollar amount applied to the Investment Division divided by the accumulation unit value of that Investment Division. You can change your premium allocation any time you make a premium payment by sending us a revised premium allocation form in a method acceptable to us. The allocation percentages must be in whole numbers.

PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

     If your premium payment is returned for insufficient funds, we reserve the right to reverse the investment options chosen and charge you a $20.00 fee for each returned payment. In addition, the Fund may also redeem shares to cover any losses it incurs as a result of a returned payment. If payment is returned for insufficient funds for two consecutive periods, the privilege to pay by check or electronically will be suspended until you notify us to reinstate it and we agree.

TERMINATION


     If your policy's Cash Surrender Value on any Monthly Deduction Day is less than the monthly deduction charges due for the next policy month, and the policy's No-Lapse Guarantee is not in effect, your policy will continue in the late period for 62 days after the Monthly Deduction Day. If the late period expires without sufficient payment, then we will terminate your policy without any benefits. See PREMIUMS -- LATE PERIOD below for more details.


LATE PERIOD


     The late period is the 62 days following the Monthly Deduction Day on which the Cash Surrender Value of your policy is insufficient to pay the monthly deduction charges from Cash Value for the next policy month. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will also send a copy to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your policy remains in effect during the late period. However, if we do not receive the required payment before the end of the late period, we will terminate your policy without any benefits.



     If the insured (under VUL) or last surviving insured (under SVUL) dies during the late period, we will pay the Policy Proceeds to your beneficiary, which we will reduce by the unpaid monthly deductions from Cash Value for the full policy months from the beginning of the late period through the policy month in which the insured or last surviving insured, as applicable, dies.


NO-LAPSE GUARANTEE


     The No-Lapse Guarantee benefit ensures that your policy will remain in effect during the first three Policy Years if it passes a minimum premium test. In order to pass this test, the total premiums you have paid under the policy (less any loans you have taken or partial surrenders you have made) must be at least equal to the minimum monthly premium payment amount for your policy, as shown on the Policy Data Page, multiplied by the number of months that the policy has been in effect.


     If you pass the minimum premium test, your policy will not enter the late period if the Cash Surrender Value on a Monthly Deduction Day is insufficient to pay the monthly deduction charges from Cash Value for the next policy month. We will deduct the charges from your Cash Value to the extent possible. We will defer the deduction of any amount that exceeds the Cash Surrender Value until the end of the guarantee period. When the guarantee period ends, if there is insufficient Cash Surrender Value to cover the current and any deferred monthly charges, you will be sent a bill. If that bill is not paid, the policy will lapse.


     The No-Lapse Guarantee benefit will end on the earlier of:


     -- the third policy anniversary;

     -- the date on which you change the Face Amount of the policy;

     -- the date you add or delete any riders to the policy; or

     -- the date you increase or decrease any rider coverage amounts

     The No-Lapse Guarantee is not available if the Scheduled Term Insurance Rider is in effect. This benefit may not be available in all jurisdictions.

REINSTATEMENT OPTION

     You can request that we reinstate your policy if all of these conditions are met:

     -- you make your request within five years after your policy terminated;

     -- the insured (under VUL) or both insureds (under SVUL) is (are) alive
        (however, we will accept your reinstatement request when only one insured is living if the other insured died before your policy was terminated); and

     -- you have not surrendered your policy for its Cash Surrender Value.

     It is important to realize that a termination and subsequent reinstatement may cause your policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment on amounts taken as partial surrenders or borrowed from the policy. For more information about modified endowment contracts, FEDERAL INCOME TAX CONSIDERATIONS--MODIFIED ENDOWMENT CONTRACTS.

     Before we will reinstate your policy, we must receive the following:

     (1) a payment equal to an amount which is sufficient to keep the policy in effect for at least three months; and

     (2) satisfactory evidence of insurability, if your reinstatement request is more than 31 days after termination.

     We will allocate your net premium payment to the Investment Divisions and/or the Fixed Account, according to your instructions at the time you make such payment.

     The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve your request. If we reinstate your policy, the face amount for the reinstated policy will be the same as it would have been if the policy had not terminated.

     The Cash Value of the reinstated policy will be the Cash Value at the time the policy lapsed. We will deduct any unpaid loan from this Cash Value. Any unpaid loan can be repaid, together with loan interest up to 6% compounded once each year from the end of the late period to the date of reinstatement.

                                  INVESTMENTS


     Your policy offers a choice of investment options in which you can invest your net premium. You may allocate your net premium (1) to any of the available Investment Divisions of the Separate Account, and/or (2) to the Fixed Account. We refer to the Investment Divisions and the Fixed Account as your investment options. However, you can have money in only twenty-one investment options, including the Fixed Account, at any given time.


THE SEPARATE ACCOUNT

     NYLIAC Variable Universal Life Separate Account-I is a segregated asset account NYLIAC established to receive and invest your net premiums.

     NYLIAC established the Separate Account on June 4, 1993 under the laws of Delaware, in accordance with the resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not mean that the SEC supervises the management, or the investment practices or policies, of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law, cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of both the investment performance of NYLIAC's Fixed Account and the performance of any other separate account.


     The Separate Account currently consists of thirty-seven Investment Divisions, thirty-two of which are available under these policies. The Investment Divisions invest exclusively in the corresponding Eligible Portfolios of the Funds. The income, capital gains, and capital losses incurred on the assets of an Investment Division are credited to or are charged against the assets of the Investment Division, without regard to the income, capital gains or capital losses of any other Investment Division. The Investment Divisions of the Separate Account are designed to provide money to pay benefits under your policy, but they do not guarantee a minimum rate of return or protect against asset depreciation. They will fluctuate up and down depending on performance of the Eligible Portfolios. The

Eligible Portfolios of the relevant Funds, along with their investment objectives, are listed in the following table.


FUND                                PORTFOLIOS                          INVESTMENT OBJECTIVES
                                    -                                   -
MainStay VP Series Fund, Inc.       MainStay VP Bond                    highest income over the long term
                                                                          consistent with preservation of
                                                                          principal
                                    MainStay VP Capital Appreciation    long-term growth of capital
                                    MainStay VP Cash Management         as high a level of current income
                                                                          as is considered consistent with
                                                                          the preservation of capital and
                                                                          liquidity
                                    MainStay VP Convertible             capital appreciation together with
                                                                          current income
                                    MainStay VP Government              high level of current income,
                                                                          consistent with safety of
                                                                          principal
                                    MainStay VP Growth Equity           long-term growth of capital, with
                                                                          income as a secondary
                                                                          consideration
                                    MainStay VP High Yield Corporate    maximum current income
                                      Bond
                                    MainStay VP Indexed Equity          to provide investment results that
                                                                          correspond to the total return
                                                                          performance (and reflect
                                                                          reinvestment of dividends) of
                                                                          publicly traded common stocks
                                                                          represented by the S&P 500(R)
                                                                          Index
                                    MainStay VP Total Return            current income consistent with
                                                                          reasonable opportunity for future
                                                                          growth of capital and income
                                    MainStay VP Value                   maximum long-term total return from
                                                                          a combination of capital growth
                                                                          and income
                                    MainStay VP American Century        dividend growth, current income and
                                      Income & Growth                     capital appreciation
                                    MainStay VP Dreyfus Large Company   capital appreciation
                                      Value
                                    MainStay VP Eagle Asset Management  growth through long-term capital
                                      Growth Equity                       appreciation
The Alger American Fund             Alger American Leveraged All Cap    long-term capital appreciation
                                    Alger American Small                long-term capital appreciation
                                      Capitalization
Calvert Variable Series, Inc.       Calvert Social Balanced             competitive total return
Dreyfus Investment Portfolios       Dreyfus IP Technology Growth        capital appreciation
                                      Portfolio -- Initial Shares
Fidelity Variable Insurance         Fidelity VIP Contrafund(R)          long-term capital appreciation
  Products Fund
                                    Fidelity VIP Equity-Income          reasonable current income and long-
                                                                          term capital appreciation
                                    Fidelity VIP Growth                 capital appreciation


FUND                                PORTFOLIOS                          INVESTMENT OBJECTIVES
                                    -                                   -
Fidelity Variable Insurance         Fidelity VIP Index 500              investment results that correspond
  Products Fund                                                           to the total return of common
                                                                          stocks as represented by the S&P
                                                                          500(R) Index
                                    Fidelity VIP Mid Cap                long-term growth of capital
                                    Fidelity VIP Overseas               long-term growth of capital
Janus Aspen Series                  Janus Aspen Series Aggressive       long-term growth of capital
                                      Growth
                                    Janus Aspen Series Balanced         long-term capital growth,
                                                                          consistent with preservation of
                                                                          capital and balanced by current
                                                                          income
                                    Janus Aspen Series Worldwide        long-term growth of capital in a
                                      Growth                              manner consistent with the
                                                                          preservation of capital
MFS(R) Variable Insurance           MFS(R) Investors Trust Series       reasonable current income and long-
  Trust(SM)                                                               term growth of capital and income
                                    MFS(R) Research Series              long-term growth of capital and
                                                                          future income
                                    MFS(R) Utilities Series             capital growth and current income
                                                                          (income above that available from
                                                                          a portfolio that invests entirely
                                                                          in equity securities)
The Universal Institutional Funds,  Morgan Stanley UIF Emerging         long-term capital appreciation
  Inc.                                Markets Equity
Neuberger Berman Advisers           Neuberger Berman AMT Mid- Cap       growth of capital
  Management Trust                    Growth
T. Rowe Price Equity Series, Inc.   T. Rowe Price Equity Income         substantial dividend income and
                                                                          also long-term capital
                                                                          appreciation


     The S&P 500(R) is an unmanaged index considered representative of the U.S. stock market. The MainStay VP Indexed Equity Portfolio and the Fidelity VIP Index 500 Portfolio are neither sponsored by nor affiliated with the S&P 500(R). Standard & Poor's(R), S&P 500(R), "S&P(R)"; "Standard & Poor's 500" and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by New York Life Investment Management LLC and Fidelity Management and Research Company. S&P does not sponsor, endorse, sell or promote the MainStay VP Indexed Equity Portfolio or the Fidelity VIP Index 500 Portfolio or represent the advisability of investing in the Portfolios.
                           -------------------------

     Additional information concerning the Funds, investment objectives and policies of the Portfolios, the risks associated with such objectives and policies, investment advisory services and charges can be found in the current prospectuses for the Funds, each of which is attached to this prospectus. The prospectuses of the Funds should be read carefully before any decision is made concerning the allocation of premiums to an Investment Division.

THERE IS NO ASSURANCE THAT ANY OF THE ELIGIBLE PORTFOLIOS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES.


     The Funds have advised us that the Eligible Portfolios are not sold directly to the general public, and their investment results may differ from mutual fund portfolios managed by the same investment advisers sold directly to the general public. It is important to read the Funds' prospectuses carefully before you make any decision about your allocation of premiums to an Investment Division.

     The Funds' shares may also be available to certain separate accounts we use to fund our variable annuity policies. This is called "mixed funding." Except for the MainStay VP Series Fund, shares of all other Funds may be available to separate accounts of insurance companies that are not affiliated with NYLIAC and, in certain instances, to qualified plans. This is called "shared funding." Although we do not anticipate that any difficulties will result from mixed and shared funding, it is possible that differences in tax treatment and other considerations may cause the interests of owners of various contracts or qualified plans participating in the Funds to be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. In the event of a material conflict, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding please refer to the relevant Fund prospectus.

     We provide certain services to you in connection with investment of premiums and commitment of cash values to the Investment Divisions, which, in turn, invest in the Eligible Portfolios. These services include, among others, providing information about the Eligible Portfolios. We receive a service fee from the investment advisers or other service providers of some of the Funds in return for providing services of this type. Currently, we receive service fees at annual rates ranging from .10% to .25% of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

     We may add, delete or substitute the Eligible Portfolio shares held by any Investment Division, within certain limits. We may eliminate the shares of any of the Eligible Portfolios and substitute shares of another portfolio of a Fund, or of another registered open-end management investment company or other investment vehicles. We may do this if the shares of the Eligible Portfolios are no longer available for investment or, if we, at our sole discretion, decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the Investment Company Act of 1940, and we obtain any necessary regulatory approvals.

     The Separate Account may purchase other securities for other series or classes of policies, or may convert between series or classes of policies based on your request.

     In the future, we may establish additional investment divisions for the Separate Account. Each additional investment division will purchase shares in a new portfolio of a Fund or in another mutual fund. We may establish new investment divisions and/or eliminate one or more Investment Divisions when marketing, tax, investment or other conditions make it appropriate. We may decide whether or not the new investment divisions will be made available to existing policyowners.

     If we make a substitution or change to the Investment Divisions, we may change your policy to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the Investment Company Act of 1940, (b) deregister it under such Act in the event such registration is no longer required, (c) combine the Separate Account with one or more other separate accounts, and

(d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Accounts, as permitted by law.

REINVESTMENT

     We automatically reinvest all dividends and capital gain distributions from Eligible Portfolios in shares of the distributing Portfolio at their net asset value on the date they are paid.

THE FIXED ACCOUNT

     You can choose to allocate all or part of your net premiums to the Fixed Account.

INTEREST CREDITED ON AMOUNTS IN THE FIXED ACCOUNT

     We will credit any amounts in the Fixed Account with a fixed interest rate which we declare periodically in advance, at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account. All net premiums applied to, and amounts transferred to, the Fixed Account receive the loaned amount rate or the unloaned amount rate in effect at that time. Interest accrues daily and is credited on each Monthly Deduction Day.

ASSETS IN THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in our general account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We may invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the Securities Act of 1933, and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Therefore, the Fixed Account and any interest earned in the Fixed Account are generally not subject to these statutes. The staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may, however, be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

TRANSFERS BETWEEN INVESTMENT DIVISIONS AND/OR THE FIXED ACCOUNT


     You can transfer all or part of the Cash Value of your policy (i) from the Fixed Account to the Investment Divisions of the Separate Account, (ii) from the Investment Divisions of the Separate Account to the Fixed Account, or (iii) between the Investment Divisions in the Separate Account.


     You can request a transfer, under the following conditions:

     -- Maximum Transfer--Except as described under THIRD PARTY INVESTMENT
        ADVISORY ARRANGEMENTS (below), there is no current limit on the amount you can transfer from one Investment Division to another Investment Division. The maximum amount you can transfer from the Fixed Account to the Investment Divisions during any Policy Year, is the greater of (i) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (ii) $5,000.

       During any period when the interest rate credited on amounts in the non-loaned Fixed Account is equal to 3%, the maximum amount you can transfer from the Investment Divisions to the Fixed Account during any Policy Year is the greater of (i) 20% of the total amount in the Investment Divisions at the beginning of the Policy Year or (ii) $5,000. However, this limit will not apply if the insured was age 65 or older on the most recent policy anniversary. If you have exceeded the transfer limit in any Policy Year during which the limit becomes effective, you cannot make any additional transfers to the Fixed Account during that Policy Year.

       We will count transfers made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation and Interest Sweep options as transfers toward these maximum transfer limits.

     -- Minimum Transfer--The minimum amount that you can transfer from the Investment Divisions or the Fixed Account is the lesser of (i) $500 or
        (ii) the total amount in the Investment Divisions or the Fixed Account.

     -- Minimum Remaining Value--If a transfer will cause the amount you have in the Investment Divisions or the Fixed Account to be less than $500, we will transfer the entire amount in the Investment Divisions and/or the Fixed Account you have chosen.

     -- Number of Transfers--Except as described under THIRD PARTY INVESTMENT
        ADVISORY ARRANGEMENTS (below), there is no current limit to the number of transfers that can be made in a given year.

     -- Transfer Charge--We may impose a charge up to $30 per transfer for each transfer after the first twelve in any Policy Year. We will deduct this charge from amounts in the Investment Divisions and amounts not held as collateral for a loan in the Fixed Account in proportion to amounts in these investment options. We will not count any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation and Interest Sweep options as a transfer toward the twelve transfer limit.

REQUESTING A TRANSFER:

     You can request a transfer in two ways:

     -- submit your request in writing on a form we approve to the Service
        Office at the address listed on the front of this prospectus (or any other address we indicate to you in writing); or

     -- telephone a service representative at 888-695-4748 on business days between the hours of 8:00 a.m. and 4:00 p.m. (Central Time).

     We will use procedures we believe are reasonable to make sure that the instructions we receive through the telephone are genuine. Before a service representative accepts any request, he or she will ask the caller for the caller's Social Security Number and address. We will also record all calls.


     We will confirm all telephone transactions in writing. We are not responsible for any loss, cost or expense for any actions we take based on telephone instructions we believe are genuine. Transfer requests received after 4:00 p.m. (Eastern Time) will be priced as of the next business day. Transfers will be effected at the price next determined after receipt of the transfer request.

THIRD PARTY INVESTMENT ADVISORY ARRANGEMENTS

     In some cases, the policy may be sold to policyowners who independently utilize the services of a third party advisor offering asset allocation and/or market timing services. NYLIAC may honor transfer and partial surrender instructions from such asset allocation and market timing services if it has received authorization to do so from the policyowner participating in the service. We do not endorse, approve or recommend such services in any way and you should be aware that fees paid for such services are separate from and in addition to fees paid under the policy.

     Because the amounts associated with some of these transactions may be unusually large, the investment advisers may have difficulty processing the transactions. In addition, execution of such transactions may possibly adversely affect the accumulation values of policyowners who are not utilizing asset allocation or market timing services. Accordingly, NYLIAC reserves the right to not accept transfer instructions which are submitted by any person, asset allocation and/or market timing services on behalf of policyowners. We will exercise this right only in accordance with uniform procedures that we may establish from time to time and that we, in our sole discretion, believe will not unfairly discriminate against policyowners who are not utilizing asset allocation or market timing services or techniques.

DOLLAR COST AVERAGING

     Dollar Cost Averaging is a systematic method of investing which allows you to purchase shares of the Investment Divisions at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Since you transfer the same dollar amount to a given Investment Division on each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

     -- the dollar amount you want to have transferred (minimum transfer: $100);

     -- the Investment Division you want to transfer money from;

     -- the Investment Divisions and/or Fixed Account you want to transfer money to;

     -- the date on which you want the transfers to be made, within limits; and

     -- how often you would like the transfers made, either monthly, quarterly, semi-annually or annually.

     You are not allowed to make Dollar Cost Averaging transfers from the Fixed Account, but you can make Dollar Cost Averaging transfers into the Fixed Account.

     We will make all Dollar Cost Averaging transfers on the date you specify, or on the next business day. You may specify any day of the month with the exception of the 29th, 30th or 31st of a month. We will not process a Dollar Cost Averaging transfer, unless we have received a written request at the Service Office at the address listed on the cover page of this prospectus (or any other address we indicate to you in writing). We must receive this request at least one week before the date Dollar Cost Averaging transfers are scheduled to begin.


     The minimum Cash Value required to elect this option is $2,500. We will automatically suspend this feature if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds this amount, the Dollar Cost Averaging transfers will automatically resume as scheduled.


     You may cancel the Dollar Cost Averaging option at any time by written request. You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two policy features.

     This feature is available to you at no additional cost.

AUTOMATIC ASSET REALLOCATION

     If you choose the Automatic Asset Reallocation feature, we will automatically reallocate your assets among the Investment Divisions in order to maintain a pre-determined percentage invested in the Investment Division(s) you have selected. For example, you could specify that 50% of the amount you have in the Separate Account be allocated to a particular Investment Division and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Division's investment results would cause this balance to shift. If you elect the Automatic Asset Reallocation feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify.


     You can choose to schedule the investment reallocations quarterly, semi-annually or annually, on any day of the month except the 29th, 30th or 31st. The minimum Separate Account Value you must have in order to elect this option is $2,500. We will automatically suspend this feature if the Separate Account Value is less than $2,000 on a reallocation date. Once the Separate Account Value equals or exceeds this amount, Automatic Asset Reallocation will automatically resume as scheduled. There is no minimum amount which you must allocate among the Investment Divisions under this feature.


     You can cancel the Automatic Asset Reallocation feature at any time by written request. You cannot elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two policy features.

     This feature is available to you at no additional cost.

INTEREST SWEEP

     You can instruct us to periodically transfer the interest credited to the Fixed Account into the Investment Division(s) you specify. If you choose the Interest Sweep feature, we will ask you to specify:

     -- the date you want this feature to start;

     -- the percentages you want to be transferred to each Investment Division;
        and

     -- how often you want us to make these transfers: monthly, quarterly, semi-annually or annually.

     We will begin to make Interest Sweep transfers if the amount in the Fixed Account is at least $2,500. You may specify any date that you want us to make these automatic transfers, with the exception of the 29th, 30th or 31st of a month.

     You cannot choose the Interest Sweep feature if you have instructed us to allocate any part of your policy expenses to the Fixed Account. If you want to elect the Interest Sweep feature and you want to allocate your expenses, you must allocate your expenses to the MainStay VP Cash Management Investment Division.

     You can request Interest Sweep in addition to either the Dollar Cost Averaging or Automatic Asset Reallocation features. If an Interest Sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Reallocation transfer, we will process the Interest Sweep transfer first.

     If an Interest Sweep transfer would cause more than the greater of $5,000 or 20% of the amount you have in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, we will not process the transfer and we will suspend the Interest Sweep feature.

     If the amount you have in the Fixed Account is less than $2,000, we will automatically suspend this feature. Once the amount you have in the Fixed Account equals or exceeds this amount, the Interest Sweep feature will automatically resume as scheduled. You can cancel the Interest Sweep feature at any time by written request.

     This feature is available to you at no additional cost.

                                POLICY PROCEEDS

BENEFICIARY

     The beneficiary is the person(s) or entity(ies) you have specified on our records to receive insurance proceeds from your policy.

     -- You name the beneficiary when you apply for the policy.

     -- The beneficiary receives insurance proceeds after the insured (under
        VUL) or last surviving insured (under SVUL) dies.

     -- You may elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may have more than one beneficiary in a class.

     -- You may change the beneficiary while the insured (under VUL) or last surviving insured (under SVUL) is living, by writing to the Service Office at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing). Generally, the change will take effect on the date you sign the request.

     -- If no beneficiary is living when the insured (under VUL) or last surviving insured (under SVUL) dies, we will pay the Policy Proceeds to you or if you are deceased, to your estate, unless you tell us to do otherwise.

WHEN WE PAY PROCEEDS


     If your policy is still in effect, we will pay any Cash Surrender Value, partial surrenders, loan proceeds, or the Policy Proceeds generally within seven days after we receive all of the necessary requirements at the Service Office at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing).


Situations where payment of proceeds may be delayed:


     -- We may delay payment of any loan proceeds attributable to the Separate
        Account, any partial surrender from the Separate Account, the Cash Surrender Value or the Policy Proceeds during any period that:


        a) we are unable to determine the amount to be paid because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission ("SEC"), or the SEC declares that an emergency exists; or

        b) the SEC, by order, permits us to delay payment in order to protect our policyowners.

     -- We may delay payment of any portion of any loan or surrender request, including requests for partial surrenders, from the Fixed Account for up to six months from the date we receive your request.

     -- We may delay payment of the entire Policy Proceeds if we contest the payment. We investigate all death claims that occur within the two year contestable period. Upon receiving the information from a completed investigation we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after authorization.


     We add interest at an annual rate of 3% (or at a higher rate if required by law) if we delay payment of a partial surrender or Cash Surrender Value for 30 days or more.


     We add interest to Policy Proceeds from the date of death to the date of payment at the same rate as we pay under the Interest Payment Option (or at a higher rate if required by law).

PAYMENT OPTIONS

     We will pay your Policy Proceeds in one sum unless you choose otherwise. There are three payment options you may choose from: an Interest Accumulation Option, an Interest Payment Option, and a Life Income Option. If any payment under these options is less than $100, we may pay any unpaid amount or present value in one sum.

     Any Policy Proceeds paid in one sum will be paid in cash and bear interest compounded each year from the date of the insured's or last surviving insured's, as applicable, death to the date of payment. We set the interest rate each year. This rate will be at least 3% per year (or a higher rate if required by law).

     -- Interest Accumulation Option (Option 1A)
       Under this option, the portion of the Policy Proceeds you choose to keep with us will bear interest each year. You may make withdrawals from this amount at any time in sums of $100 or more. We will pay interest on the sum withdrawn up to the date of the withdrawal.

     -- Interest Payment Option (Option 1B)
       Under this option, we will pay interest on all or part of the Policy
        Proceeds you choose to keep with us. You elect the frequency of the interest payments we make: once each month, every three months, every six months or each year.

     -- Life Income Option (Option 2)
       Under this option, we make equal monthly payments during the lifetime of the payee or payees. We determine the amount of the monthly payment by applying the Policy Proceeds to the purchase of a corresponding single premium life annuity policy, which is issued when the first payment is due.

       Payments remain the same and are guaranteed for ten years, even if the specified payee dies sooner.

       Payments are based on an adjusted annuity premium rate in effect at the time the annuity policy is issued. This rate will not be less than the corresponding minimum amount shown in the Option 2 table found in your policy. These minimum amounts are based on the 1983 Table "a" with Projection Scale G and with interest compounded each year at 3%.

       If you ask us, we will send you a statement of the minimum amount due with respect to each monthly payment in writing. The minimum is based on the sex and adjusted age of the payee(s). To find the adjusted age in the year the first payment is due, we increase or decrease the payee's age at that time, as follows:

2000-2005      2006-2015      2016-2025      2026-2035      2036 AND LATER}
---------      ---------      ---------      ---------      ---------------
   +1              0             -1             -2                -3

Electing or changing a payment option:

     While the insured(s) is (are) living, you can elect or change your payment option. You can also elect or change one or more of the beneficiaries who will be the payee(s) under that option.

     After the insured (under VUL) or last surviving insured (under SVUL) dies, any person who is entitled to receive Policy Proceeds in one sum (other than an assignee) can elect a payment option and name payees. The person who elects a payment option can also name one or more successor payees to receive any amount remaining at the death of the payees. Naming these payees cancels any prior choice of successor payees. A payee who did not elect the payment option has the right to advance or assign payments, take the payments in one sum, change the payment option, or make any other change, only if the person who elects the payment option notifies us in writing and we agree.

PAYEES

     You can only name individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments which still need to be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.
                          ADDITIONAL POLICY PROVISIONS

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY


     Generally, we must bring any legal action contesting the validity of your policy within two years of the Issue Date, including any action taken to contest a Face Amount increase as a result of a change in the life insurance benefit option. For any increase(s) in Face Amount other than one due to a change in the life insurance benefit option, this two year period begins on the effective date of the increase.


SUICIDE


     If the death of the insured (VUL) or last surviving insured (SVUL) is a result of suicide within two years of the Issue Date, we will pay a limited Life Insurance Benefit in one sum to the Beneficiary. The limited Life Insurance Benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial surrenders. If a suicide occurs within two years of the effective date of a Face Amount increase, we will also pay the limited Life Insurance Benefit associated with the Face Amount increase, or, if the limited Life Insurance Benefit is not payable, the monthly deduction charges made for that increase.


MISSTATEMENT OF AGE OR SEX


     If the policy application misstates any insured's age or sex, we will adjust the Cash Value, the Cash Surrender Value, and the Life Insurance Benefit to reflect the correct age(s) and sex. We will adjust the Policy Proceeds provided by your policy based on the most recent mortality charge for the correct date(s) of birth or correct sex.


ASSIGNMENT


     You can assign a Non-Qualified Policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of an executed, written assignment at the Service Office at the address listed on the front cover of this prospectus (or any other location we indicate to you in writing). We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income to you. For more information, please read FEDERAL INCOME TAX CONSIDERATIONS. You may not assign Qualified Policies.

                                   FREE LOOK


     You have a right to cancel your policy, within certain limits. Under the free look provision of your policy, in most jurisdictions, you have twenty days after you receive your policy to return the policy to us and receive a refund. Different jurisdictions have different free look provisions. Please refer to your policy for details. You may cancel increases in the Face Amount of your policy under the same time limits.



     We will allocate premium payments you make during the free look period plus any interest accrued (currently at an annual rate of 3%) to our General Account until the end of the free look period. However, if you cancel your policy, we will pay you only the greater of your policy's Cash Value on the date you return the policy or the total premium payments you have made, less any loans and any partial surrenders you have taken.



     If you cancel an increase in Face Amount of your policy, we will refund the premium payments you have paid in excess of the planned premiums which are allocated to the increase in accordance with the surrender charge provision, if any, less any part of the excess premium payments which we have already paid you.


     You can return the policy to the Service Office at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing) or you may return it to any of our agency offices or to the registered representative who sold you the policy.

                               EXCHANGE PRIVILEGE


     Within the first twenty four months after the Issue Date of your policy, if you decide you do not want to own a variable policy, you can either (1) transfer the entire Separate Account Value to the Fixed Account of your policy or (2) exchange your policy for a new fixed premium permanent plan of life insurance that we (or one of our affiliates) offer for this purpose. The new policy will have the same policy date, issue age, risk classification and initial face amount as your original policy, but will not offer variable investment options such as the Investment Divisions.


     In order to exchange your policy:
     -- your policy must be in effect on the date of the exchange;
     -- you must repay any unpaid loan (including any accrued loan interest);
        and
     -- you must submit a proper written request.


     We will process your request for an exchange on the later of: (a) the date you send in your written request along with your policy or (b) the date we receive the necessary payment for your exchange at the Service Office at the address listed on the front cover of this prospectus (or any other address we indicate to you in writing). The policy exchange will be effective on the later of these two dates. The amount applied to your new policy will be the policy's Separate Account Value plus a refund of all cost of insurance charges taken as of the date of the exchange. We will require you to make any adjustment to the premiums and cash values of your policy and the new policy, if necessary.



     When you exchange your policy, all riders and benefits on that policy will end, unless required by law.

     Also, from time to time at our option, based on rules applicable to all policyowners in a class, we may offer you the right to exchange your policy for a new policy that was not available on the date your policy was issued.

              ADDITIONAL PROVISIONS REGARDING THE SEPARATE ACCOUNT

YOUR VOTING RIGHTS

     We will vote the shares that the Investment Divisions of the Separate Account hold in the Funds at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyowners who have invested their premiums in Investment Divisions that invest in the Fund. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

     While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have amounts invested. The number of votes you are entitled to will be determined by dividing the amount you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

     We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you written voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy material, reports and other materials relating to the Fund to each person having a voting interest.

     We will vote the Fund shares for which we do not receive timely instructions in the same proportion as the shares for which we receive voting instructions in a timely manner. We will use voting instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.

OUR RIGHTS

     We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws (including obtaining any required approval of the SEC and any other required regulatory approvals). If necessary, we will seek approval by our policyowners.

     Specifically, we reserve the right to:
     -- add or remove any Investment Division;
     -- create new separate accounts;
     -- combine the Separate Account with one or more other separate accounts; -- operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law;
     -- deregister the Separate Account under the Investment Company Act of
        1940;
     -- manage the Separate Account under the direction of a committee or discharge such committee at any time;
     -- transfer the assets of the Separate Account to one or more other separate accounts; and
     -- restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account.

     We may also change the name of the Separate Account.

                       FEDERAL INCOME TAX CONSIDERATIONS

OUR INTENT

     Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policies. This is not an exhaustive discussion of all tax questions that might arise under the policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

     The discussion in this section is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We have not included any information about applicable state or other tax laws. Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policies, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations or interpretations.

     The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC's tax status, upon the terms of the policy and upon your circumstances.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC's income tax liability. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy cash values and are automatically applied to increase the book reserves associated with the policies. Under existing Federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase reserves associated with the policies.

CHARGES FOR TAXES

     We impose a federal tax charge on Non-Qualified Policies equal to 1.25% of premiums received under the policy to compensate us for taxes we have to pay under Section 848 of the Internal Revenue Code in connection with our receipt of premiums under Non-Qualified Policies. No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our Federal income taxes that are attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the policy's share of NYLIAC's federal income taxes attributable to the Fixed Account.

     Under current laws, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policies.

DIVERSIFICATION STANDARDS AND CONTROL ISSUES

     In addition to other requirements imposed by the Internal Revenue Code, a policy will qualify as life insurance under the Internal Revenue Code only if the diversification requirements of Internal Revenue Code Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with Internal Revenue Code Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account's assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a "look through" rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds have committed to us that the Eligible Portfolios will meet the diversification requirements.

     The Internal Revenue Service has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner's gross income. In connection with its issuance of temporary regulations under Internal Revenue Code Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular investment divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy cash values. These differences could result in your being treated as the owner of your policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio's investment objective or investment policies.

LIFE INSURANCE STATUS OF POLICY

     We believe that the policy meets the statutory definition of life insurance under Internal Revenue Code Section 7702 and that you and the beneficiary of your policy will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, we believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the Internal Revenue Code. Pursuant to
Section 101(g) of the Internal Revenue Code, amounts received by the policyowner may also be excludable from the policyowner's gross income when the insured has a terminal illness and benefits are paid under the Living Benefits Rider. (Life insurance benefits under a "modified endowment contract" as discussed below are treated in the same manner as life insurance benefits under life insurance policies that are not so classified.)

     In addition, unless the policy is a "modified endowment contract," in which case the receipt of any loan under the policy may result in recognition of income to the policyowner, we believe that the policyowner will not be deemed to be in constructive receipt of the cash values, including increments thereon, under the policy until proceeds of the policy are received upon a surrender of the policy or a partial withdrawal.

     We reserve the right to make changes to the policy if we think it is appropriate to attempt to assure qualification of the policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance.

MODIFIED ENDOWMENT CONTRACT STATUS

     Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions from policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

     A life insurance policy becomes a "modified endowment contract" if, at any time during the first seven years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the policy's first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the 7-pay test.

     Certain changes in the terms of a policy including a reduction in life insurance benefits will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. In addition, if a "material change" occurs at any time while the policy is in force, a new 7-pay test period will start and the policy will need to be retested to determine whether it continues to meet the 7-pay test. A "material change" generally includes increases in life insurance benefits, but does not include an increase in life insurance benefits which is attributable to the payment of premiums necessary to fund the lowest level of life insurance benefits payable during the first seven policy years, or which is attributable to the crediting of interest with respect to such premiums.

     Because the policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether, under our current interpretation of the law, increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

     If a policy fails the 7-pay test, all distributions (including loans) occurring in the policy year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the 7-pay test. Under the Internal Revenue Code, any distribution or loan made within two Policy Years prior to the date that a policy fails the 7-pay test is considered to have been made in anticipation of the failure.

STATUS OF POLICY AFTER INSURED IS AGE 100


     The policy provides that beginning on the policy anniversary on which the insured (VUL) or last surviving insured (SVUL) is age 100, the Face Amount, as shown on the Policy Data Page, will no longer apply. Instead, the Life Insurance Benefit under the policy will equal the Cash Value. The Internal Revenue Service has not issued any guidance on the status of a life insurance policy after the insured (VUL) or last surviving insured (SVUL) becomes age 100. There is a risk that the policy may not qualify as life insurance under the federal tax law after the insured becomes age 100 and that the owner may become subject to adverse tax consequences at that time. For this reason, a tax advisor should be consulted before the owner chooses to continue the policy after the insured
(VUL) or last surviving insured (SVUL) becomes age 100.


POLICY FULL SURRENDERS AND PARTIAL SURRENDERS

     Upon a full surrender of a policy for its cash surrender value, you will recognize ordinary income for federal tax purposes to the extent that the cash value less surrender charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial surrender from your policy will depend upon whether the partial surrender results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract.

     If your policy is not a modified endowment contract, the general rule is that a partial surrender from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the Internal Revenue Code prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in face amount or a partial surrender. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. In general, the amount that may be subject to tax is the excess of the cash value (both loaned and unloaned) over the previously unrecovered premiums paid.

     For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the Internal Revenue Code requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial surrender or a loan), it may also be subject to a 10% penalty tax under Internal Revenue Code
Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

POLICY LOANS AND INTEREST DEDUCTIONS

     We believe that under current law any loan received under your policy will be treated as policy debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% tax.

     Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

     In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the cash surrender value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income.

CORPORATE OWNERS

     If you are a corporation, ownership of a policy may affect your exposure to the corporate alternative minimum tax. If you intend to use the policies to fund deferred compensation arrangements, you should consider the tax consequences of these arrangements. You should consult your tax advisors on these matters.

EXCHANGES OR ASSIGNMENTS OF POLICIES

     If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the policy may result in taxable income to you. Further, Internal Revenue Code Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the life insurance benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

REASONABLENESS REQUIREMENT FOR CHARGES

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a policy qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges.

LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     A Living Benefits Rider is available in connection with the policy. Amounts received under this rider will generally be excludable from your gross income under Section 101(g) of the Internal Revenue Code. The exclusion from gross income will not apply, however, if you are not the insured or if you do not have an insurable interest in the life of the insured either because the insured is your director, officer or employee or because the insured has a financial interest in a business of yours.

     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the Internal Revenue Code. We reserve the right (but we are not obligated) to modify the rider to conform with requirements the Internal Revenue Service may enact.

OTHER TAX ISSUES

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policyowner or beneficiary.

QUALIFIED PLANS

     The policies are intended to be used with plans qualified under Section 401(a) of the Internal Revenue Code. While these plans include profit sharing plans, 401(k) plans, money purchase pension plans and defined benefit plans, purchasers of these policies should seek competent legal and tax advice regarding the suitability of these policies for all types of plans qualified under Section 401(a). Generally, employer contributions to plans qualified under
Section 401(a) and earnings thereon are not taxed to participants until distributed in accordance with plan provisions.

WITHHOLDING

     Under Section 3405 of the Internal Revenue Code, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. You can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the Internal Revenue Service has notified us that a tax identification number is incorrect.

     Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments. Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.
                                  ABOUT NYLIAC

     NYLIAC is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies described in this prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC's financial statements are also included in this prospectus. NYLIAC's principal business address is 51 Madison Avenue, New York, New York 10010.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company founded in New York in 1845. NYLIAC had total assets amounting to $32.39 billion at the end of 2000. New York Life has invested in NYLIAC, and will, occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

DIRECTORS AND PRINCIPAL OFFICERS OF NYLIAC

DIRECTORS:                                  POSITIONS DURING LAST FIVE YEARS:
Seymour Sternberg.........................  Chairman of the Board, Chief Executive Officer and
                                            President of New York Life from April 1997 to date,
                                            President and Chief Operating Officer from October
                                            1995 to April 1997. President of NYLIAC from November
                                            1995 to May 1997.

Gary G. Benanav...........................  Vice Chairman of New York Life from November 1999 to date, Executive Vice President from 1997 to November
                                            1999. Chairman and Chief Executive Officer of New
                                            York Life International from December 1997 to date.
                                            Executive Vice President and Chairman of Taiwan
                                            Branch of NYLIAC from May 1998 to date. President of
                                            Aeris Ventures LLC from January to December, 1997.
                                            Prior thereto, Executive Vice President of Aetna Life
                                            and Casualty Company.
Richard M. Kernan, Jr. ...................  Executive Vice President and Chief Investment Officer
                                            of New York Life from March 1991 to date. Executive
                                            Vice President and Chief Investment Officer of NYLIAC
                                            from August 2000 to date.
Frederick J. Sievert......................  Vice Chairman of New York Life from January 1997 to date, Executive Vice President from February 1995 to
                                            January 1997. President of NYLIAC from May 1997 to
                                            date, Executive Vice President from November 1995 to
                                            May 1997;
George J. Trapp...........................  Executive Vice President of New York Life from June
                                            1995 to date, Corporate Secretary from November 1995
                                            to date. Member of the Executive Management Committee
                                            of New York Life from 1994 to date.
Phillip J. Hildebrand.....................  Executive Vice President of New York Life from March
                                            1999 to date; Senior Vice President in charge of the
                                            Agency Department from January 1997 to March 1999.
                                            Executive Vice President of NYLIAC from June 1999 to
                                            date; prior thereto, Senior Vice President from Janu-
                                            ary 1997. Managing Partner of Dallas General Office
                                            of New York Life from 1994 to 1996.
Howard I. Atkins..........................  Executive Vice President and Chief Financial Officer
                                            of New York Life and NYLIAC from April 1996 to date.
                                            Chief Financial Officer of Midlantic Corporation
                                            prior thereto.

Robert D. Rock............................  Senior Vice President in charge of the Individual
                                            Annuity Department of New York Life from February
                                            1991 to date. Senior Vice President of NYLIAC from
                                            1992 to date.
Frank M. Boccio...........................  Senior Vice President in charge of the Individual
                                            Policy Services Department of New York Life from July
                                            1995 to date.
Michael G. Gallo..........................  Senior Vice President in charge of the Individual
                                            Life Department of New York Life from July 1995 to
                                            date. Senior Vice President of NYLIAC from August
                                            1995 to date.
Solomon Goldfinger........................  Senior Vice President, Chief Financial Officer and
                                            Chief of Staff--Life and Annuity, in charge of the
                                            Financial Management Department of New York Life from
                                            July 1995 to date. Senior Vice President of NYLIAC
                                            from April 1992 to date.
OFFICERS:
Jay S. Calhoun, III.......................  Senior Vice President and Treasurer of New York Life
                                            from May 1989 to date. Senior Vice President and
                                            Treasurer of NYLIAC from May 1997 to date, Vice
                                            President and Treasurer from January 1993 to May
                                            1997.
Gary E. Wendlandt.........................  Executive Vice President in charge of Asset
                                            Management business of New York Life from May 1999 to
                                            date. Chief Executive Officer of New York Life
                                            Investment Management from December 1999 to date,
                                            Chairman from March 2000 to date. Executive Vice
                                            President of NYLIAC from March 2000 to date.
                                            Executive Vice President and Chief Investment Officer
                                            of MassMutual Life Insurance Company from June 1992
                                            to April 1999.
Richard C. Schwartz.......................  Senior Vice President of New York Life from March
                                            1998 to date; prior thereto, Vice President from
                                            1993. Senior Vice President of NYLIAC from March 2000
                                            to date.

John A. Cullen...........................................  Vice President and Deputy Controller of New York Life
                                                           from December 1999 to date; Vice President prior
                                                           thereto. Vice President and Controller of NYLIAC from
                                                           December 1999 to date; Vice President and Assistant
                                                           Controller prior thereto.
Frank J. Ollari..........................................  Senior Vice President in charge of the Real Estate
                                                           Department of New York Life from October 1989 to date.
                                                           Senior Vice President in charge of Real Estate of
                                                           NYLIAC from April 1992 to date.
Joel M. Steinberg........................................  Vice President and Actuary of New York Life from March
                                                           1998 to date; Corporate Vice President and Actuary
                                                           from March 1996 to March 1998; Actuary prior thereto.
                                                           Vice President and Actuary of NYLIAC from February
                                                           1998 to date.
Stephen N. Steinig.......................................  Senior Vice President and Chief Actuary of New York
                                                           Life from February 1994 to date. Senior Vice President
                                                           and Chief Actuary of NYLIAC from May 1991 to date.

RECORDS AND REPORTS


     New York Life or NYLIAC maintains all records and accounts relating to the Separate Account and the Fixed Account. At least once each Policy Year we will mail you a report showing the Cash Value, Cash Surrender Value and outstanding loans (including accrued loan interest) as of the latest policy anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter. This statement reports transactions you have requested or authorized. Please review it carefully. If you believe it contains an error, we must be notified within 15 days of the date of the statement.



     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best Fitch, Moody's Investor's Services Inc. and Standard and Poor's. However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.


SALES AND OTHER AGREEMENTS

     NYLIFE Distributors Inc. ("NYLIFE Distributors"), 51 Madison Avenue, New York, New York 10010, is the principal underwriter and the distributor of the policies and is an indirect wholly-owned subsidiary of New York Life. The commissions paid to registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors are not expected to exceed:


                FOR PREMIUM PAID   FOR PREMIUM PAID    FOR PREMIUM PAID
                  UP TO TARGET       UP TO TARGET     IN EXCESS OF TARGET
POLICY YEAR(S)  PREMIUM LEVEL 1    PREMIUM LEVEL 2*     PREMIUM LEVEL 2
--------------  ----------------   ----------------   -------------------
      1               50%                3.5%                3.5%
      2               20%                4.5%                4.5%
      3               15%                4.5%                4.5%
      4               10%                4.5%                4.5%
      5               10%                4.5%                4.5%
      6               10%                2.0%                2.0%
      7                5%                2.0%                2.0%


     --------------------
    *Target Premium level 2 is equal to the policy's 7-pay premium amounts.

     Broker-dealers may also receive additional compensation based on a percentage of a policy's Separate Account Value beginning in Policy Year 6. The percentage factors are not expected to exceed 0.20% in Policy Years 6-10, 0.10% in Policy Years 11-20, and 0.05% in Policy Years 21 and beyond.

     Registered representatives who meet certain productivity standards and/or participate in certain programs may receive additional compensation. In addition, NYLIFE Distributors may also pay override payments, expense allowances, bonuses, wholesale fees and training allowances. From time to time, NYLIFE Distributors may enter into a special arrangement with a broker-dealer, which provides for the payment of higher commissions to such broker-dealer in connection with sales of the policies.

LEGAL PROCEEDINGS

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities, employment benefits and/or other operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

EXPERTS

     The financial statements of NYLIAC as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this Prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to a change in its method of accounting for the cost of computer software developed or obtained for internal use as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
                              FINANCIAL STATEMENTS

     We have included in this prospectus the audited financial statements of NYLIAC (including the auditor's report) for the fiscal years ended December 31, 2000, 1999 and 1998. You should consider the financial statements of NYLIAC as bearing only upon the ability of NYLIAC to meet its obligations under the policy. As of the date of this prospectus, the sale of the VUL and SVUL Policies had not yet begun. Therefore, no financial statements for the Separate Account are presented.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                                 BALANCE SHEET

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                                (IN MILLIONS)
                                     ASSETS
Fixed maturities
  Available for sale, at fair value                           $14,993    $13,289
  Held to maturity, at amortized cost                             627        681
Equity securities                                                 126         89
Mortgage loans                                                  1,993      1,850
Real estate                                                        34         72
Policy loans                                                      544        512
Other investments                                                 223         26
                                                              -------    -------
     Total investments                                         18,540     16,519

Cash and cash equivalents                                         767      1,087
Deferred policy acquisition costs                               1,660      1,507
Deferred taxes                                                     --         53
Other assets                                                      442        312
Separate account assets                                        10,981     10,192
                                                              -------    -------
     Total assets                                             $32,390    $29,670
                                                              =======    =======
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Policyholders' account balances                               $17,454    $16,064
Future policy benefits                                            492        356
Policy claims                                                      73         69
Deferred taxes                                                     87         --
Other liabilities                                               1,147      1,115
Separate account liabilities                                   10,942     10,134
                                                              -------    -------
     Total liabilities                                         30,195     27,738
                                                              -------    -------

STOCKHOLDER'S EQUITY
Capital stock -- par value $10,000
  (20,000 shares authorized, (2,500 issued and outstanding)        25         25
Additional paid in capital                                        480        480
Accumulated other comprehensive loss                              (31)      (191)
Retained earnings                                               1,721      1,618
                                                              -------    -------
     Total stockholder's equity                                 2,195      1,932
                                                              -------    -------
     Total liabilities and stockholder's equity               $32,390    $29,670
                                                              =======    =======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                              STATEMENT OF INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               2000      1999      1998
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
REVENUES
  Universal life and annuity fees                             $  530    $  442    $  364
  Net investment income                                        1,312     1,179     1,108
  Investment gains (losses), net                                 (39)       12        63
  Other income                                                   154        97        51
                                                              ------    ------    ------
     Total revenues                                            1,957     1,730     1,586
                                                              ------    ------    ------
EXPENSES
  Interest credited to policyholders' account balances           971       858       784
  Policyholder benefits                                          330       182       175
  Operating expenses                                             502       405       405
                                                              ------    ------    ------
     Total expenses                                            1,803     1,445     1,364
                                                              ------    ------    ------
Income before Federal income taxes                               154       285       222
                                                              ------    ------    ------
Federal income taxes:
  Current                                                         (3)       52        97
  Deferred                                                        54        57       (17)
                                                              ------    ------    ------
     Total Federal income taxes                                   51       109        80
                                                              ------    ------    ------
NET INCOME                                                    $  103    $  176    $  142
                                                              ======    ======    ======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                    STATEMENT OF COMPREHENSIVE INCOME (LOSS)

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2000      1999     1998
                                                              -----    ------    -----
                                                                   (IN MILLIONS)
NET INCOME                                                    $103     $ 176     $142
                                                              ----     -----     ----
  Other comprehensive income (loss), net of tax:
     Unrealized gains (losses) on securities:
       Unrealized holding gains (losses) arising during
        period                                                 201      (391)       9
       Less: reclassification adjustment for gains (losses)
        included in net income                                  41         1      (35)
                                                              ----     -----     ----
  OTHER COMPREHENSIVE INCOME (LOSS)                            160      (392)      44
                                                              ----     -----     ----
COMPREHENSIVE INCOME (LOSS)                                   $263     $(216)    $186
                                                              ====     =====     ====

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                    STATEMENT OF STOCKHOLDER'S EQUITY YEARS
                     ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN MILLIONS)

                                                                        ACCUMULATED
                                                         ADDITIONAL        OTHER                        TOTAL
                                              CAPITAL     PAID IN      COMPREHENSIVE    RETAINED    STOCKHOLDER'S
                                               STOCK      CAPITAL      INCOME (LOSS)    EARNINGS       EQUITY
                                              -------    ----------    -------------    --------    -------------
BALANCE AT JANUARY 1, 1998                      $25         $480           $ 157         $1,300        $1,962
Net income for 1998                              --           --              --            142           142
Net change in unrealized gains and losses of
  available for sale securities                  --           --              44             --            44
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 1998                     25          480             201          1,442         2,148
Net income for 1999                              --           --              --            176           176
Net change in unrealized gains and losses of
  available for sale securities                  --           --            (392)            --          (392)
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 1999                     25          480            (191)         1,618         1,932
Net income for 2000                              --           --              --            103           103
Net change in unrealized gains and losses of
  available for sale securities                  --           --             160             --           160
                                                ---         ----           -----         ------        ------
BALANCE AT DECEMBER 31, 2000                    $25         $480           $ (31)        $1,721        $2,195
                                                ===         ====           =====         ======        ======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                            STATEMENT OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------    -------    -------
                                                                      (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                  $    103    $   176    $   142
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization                                 (21)        (3)         2
     Net capitalization of deferred policy acquisition costs      (304)      (298)      (192)
     Universal life and annuity fees                              (233)      (215)      (198)
     Interest credited to policyholders' account balances          971        858        784
     Net realized investment losses(gains)                          39        (13)       (56)
     Deferred income taxes                                          54         57        (17)
     (Increase) decrease in:
       Net separate account assets                                  22          1        (42)
       Other assets and other liabilities                          (64)       (92)       (99)
     Increase in:
       Policy claims                                                 4          9          4
       Future policy benefits                                      147         41         39
                                                              --------    -------    -------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                718        521        367
                                                              --------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from:
     Sale of available for sale fixed maturities                 8,161      3,981      5,325
     Maturity of available for sale fixed maturities             1,497      1,505      1,610
     Maturity of held to maturity fixed maturities                  73        121        102
     Sale of equity securities                                      74        170         77
     Repayment of mortgage loans                                   354        227        238
     Sale of real estate and other invested assets                  65         62         47
  Cost of:
     Available for sale fixed maturities acquired              (11,031)    (6,679)    (7,670)
     Held to maturity fixed maturities acquired                    (17)       (75)       (49)
     Equity securities acquired                                   (113)      (152)       (83)
     Mortgage loans acquired                                      (439)      (451)      (558)
     Real estate and other invested assets acquired               (216)       (13)       (20)
  Policy loans (net)                                               (33)       (21)       (10)
  Increase (decrease) in loaned securities                         422       (222)       425
  Securities sold under agreements to repurchase (net)            (488)       480        (45)
                                                              --------    -------    -------
          NET CASH USED IN INVESTING ACTIVITIES                 (1,691)    (1,067)      (611)
                                                              --------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
     Deposits                                                    2,000      2,016      1,502
     Withdrawals                                                (1,026)    (1,154)    (1,151)
     Net transfers from (to) the separate accounts                (318)      (181)        67
                                                              --------    -------    -------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                656        681        418
                                                              --------    -------    -------
  Effect of exchange rate changes on cash and cash
     equivalents                                                    (3)         4          1
                                                              --------    -------    -------
Net (decrease)increase in cash and cash equivalents               (320)       139        175
                                                              --------    -------    -------
Cash and cash equivalents, beginning of year                     1,087        948        773
                                                              --------    -------    -------
CASH AND CASH EQUIVALENTS, END OF YEAR                        $    767    $ 1,087    $   948
                                                              ========    =======    =======

                See accompanying notes to financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 1999 AND 1998

NOTE 1 -- NATURE OF OPERATIONS

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a direct, wholly owned subsidiary of New York Life Insurance Company ("New York Life") domiciled in the State of Delaware. NYLIAC offers a wide variety of interest sensitive insurance and annuity products to a large cross section of the insurance market. NYLIAC markets its products in all 50 of the United States, the District of Columbia and Taiwan, primarily through its agency force. In addition, NYLIAC markets Corporate Owned Life Insurance through independent brokers and brokerage general agents.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements of life insurance enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results may differ from estimates.

     Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the current presentation.

INVESTMENTS

     Fixed maturity investments, which NYLIAC has both the ability and the intent to hold to maturity, are stated at amortized cost. Investments identified as available for sale are reported at fair value. Unrealized gains and losses on available for sale securities are reported in stockholder's equity, net of deferred taxes and related adjustments. Significant changes in future anticipated cash flows on mortgage and asset-backed securities from the original purchase assumptions are accounted for using the retrospective adjustment method. The cost basis of fixed maturity and equity securities are adjusted for impairments in value deemed to be other than temporary, with the associated realized loss reported in net income. Equity securities are carried at fair value with related unrealized gains and losses reflected in comprehensive income, net of deferred taxes and related adjustments. Mortgage loans are carried at unpaid principal balances, net of impairment reserves, and are generally secured. Investment real estate, which NYLIAC has the intent to hold for the production of income, is carried at depreciated cost net of write-downs for other than temporary declines in fair value. Properties held for sale are carried at the lower of cost or fair value less estimated selling costs. Policy loans are stated at the aggregate balance due, which approximates fair value since loans on policies have no defined maturity date and reduce amounts payable at death or surrender. Cash equivalents include investments that have maturities of 90 days or less at date of purchase and are carried at amortized cost, which approximates fair value. Short-term investments that have maturities of between 91-365 days at date of purchase are included in fixed maturities on the balance sheet and are carried at amortized cost, which approximates fair value.

     Derivative financial instruments hedging exposure to interest rate fluctuation on available for sale securities are accounted for at fair market value. Unrealized gains and losses are reported in comprehensive income, net of deferred taxes and related adjustments. Amounts payable or receivable under interest rate and commodity swap agreements and interest rate floor agreements are recognized as investment income or expense when earned. Premiums paid for interest rate floor agreements are amortized into interest expense over the life of the agreement. Realized gains and losses are recognized in net income upon termination or maturity of the contracts.

DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new and maintaining renewal business and certain costs of issuing policies that vary with and are primarily related to the production of new and renewal business have been deferred and

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

DEFERRED POLICY ACQUISITION COSTS -- (CONTINUED)

recorded as an asset in the balance sheet. These consist primarily of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses.

     Acquisition costs for universal life and annuity contracts are amortized in proportion to estimated gross profits over the effective life of the contracts, which is assumed to be 25 years for universal life contracts and 15 years for annuities. Changes in assumptions are reflected in the current year's amortization. The carrying amount of the deferred policy acquisition cost asset is adjusted at each balance sheet date as if the unrealized gains or losses on investments associated with these insurance contracts had been realized and included in the gross profits used to determine current period amortization. The increase or decrease in the deferred policy acquisition cost asset due to unrealized gains or losses is recorded in other comprehensive income.

     For certain products sold in Taiwan, including whole life, periodic endowment and endowment contracts, the deferred policy acquisition costs are amortized over the life of the contract in proportion to gross premiums.

RECOGNITION OF INCOME AND RELATED EXPENSES

     Amounts received under universal life and annuity contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period for mortality and expense risk, policy administration and surrender charges. Amounts previously assessed to compensate the insurer for services to be performed over future periods are deferred and recognized into income in the period benefited using the same assumptions and factors used to amortize capitalized policy acquisition costs. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholders' account balances.

POLICYHOLDERS' ACCOUNT BALANCES

     Policyholders' account balances on universal life and annuity contracts are equal to cumulative deposits plus interest credited less withdrawals and charges. This liability also includes a liability for amounts that have been assessed to compensate the insurer for services to be performed over future periods.

FEDERAL INCOME TAXES

     NYLIAC is a member of a group which files a consolidated Federal income tax return with New York Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that NYLIAC is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred income tax assets and liabilities are recognized for the future tax consequence of temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities.

     Current Federal income taxes include a provision for NYLIAC's share of the equity base tax applicable to mutual life insurance companies and their insurance subsidiaries. The amount recorded is based on NYLIAC's estimate of the differential earnings rate ("DER") (the actual rate will be announced at a later date by the Internal Revenue Service ("IRS")) used to compute the equity base tax.

REINSURANCE

     NYLIAC enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk. NYLIAC remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business it has assumed. NYLIAC evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

SEPARATE ACCOUNTS

     NYLIAC has established separate accounts with varying investment objectives, which are segregated from NYLIAC's general account, and are maintained for the benefit of separate account policyholders and NYLIAC. Separate account assets are stated at market value. The liability for separate accounts represents policyholders' interests in the separate account assets. For its registered separate accounts, these liabilities include accumulated net investment income and realized and unrealized gains and losses on those assets, and generally reflect market value. For its guaranteed, non-registered separate account, the liability includes interest credited to the policies.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair values of various assets and liabilities are included throughout the notes to financial statements. Specifically, fair value disclosure of fixed maturities, short-term investments, cash equivalents, equity securities and mortgage loans is reported in Note 2 -- Significant Accounting Policies and Note 3 -- Investments. Fair values for policyholders' account balances are reported in Note 5 -- Insurance Liabilities. Fair values for derivative financial instruments are included in Note 10 -- Derivative Financial Instruments and Risk Management. Fair values for repurchase agreements are included in Note
11 -- Commitments and Contingencies.

BUSINESS RISKS AND UNCERTAINTIES

     The development of policy reserves and deferred policy acquisition costs for NYLIAC's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency and investment assumptions. Actual results could differ from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related estimates for policy reserves and deferred policy acquisition costs.

     NYLIAC issues certain variable products with various types of guaranteed minimum death benefits features. NYLIAC currently reserves for expected payments resulting from these features. NYLIAC bears the risk that payments may be higher than expected as a result of significant, sustained downturns in the stock market.

     NYLIAC regularly invests in mortgage loans, mortgage-backed securities and other securities subject to prepayment and/or call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on such securities, as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed and asset-backed securities is based on historical experience and estimates of future payment experience on the underlying assets. Actual prepayment speeds will differ from original estimates and may result in material adjustments to asset values and amortization or accretion recorded in future periods.

     As a subsidiary of a mutual life insurance company, NYLIAC is subject to a tax on its equity base. The rates applied to NYLIAC's equity base are determined annually by the IRS after comparison of mutual life insurance company earnings for the year to the average earnings of the 50 largest stock life insurance companies for the prior three years. Due to the timing of earnings information, estimates of the current year's tax rate must be made by management. The ultimate amounts of equity base tax incurred may vary considerably from the original estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     During 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage.

     NYLIAC applied the provisions of SOP 98-1 prospectively effective January 1, 1999. The adoption of SOP 98-1 resulted in net capitalization of $37 million at December 31, 1999, which is included in other assets

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

RECENT ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)

in the accompanying Balance Sheet. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software, not to exceed five years.

     During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes new GAAP accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. In 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", which postpones the implementation until the 2001 financial statements. In 2000, the FASB issued FASB Statement No. 138, "Accounting for Certain Hedging Activities, an amendment of FASB Statement No. 133" in order to address a limited number of implementation issues. Collectively, the implementation of these Statements is estimated to result in a reclassification of $48 million from Other Comprehensive Income to Net Income, before taxes.

     SFAS No. 133 requires that derivatives be reported in the balance sheet at their fair value, regardless of any hedging relationship that may exist. Accounting for the gains or losses resulting from changes in the values of those derivatives would depend on the use of the derivative and whether it qualifies for hedge accounting. Changes in fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria will be reported in earnings.

NOTE 3 -- INVESTMENTS

FIXED MATURITIES

     For publicly traded fixed maturities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, NYLIAC has determined an estimated fair value using either a discounted cash flow approach, including provisions for credit risk generally based upon the assumption such securities will be held to maturity, broker dealer quotations, or management's pricing model.

     At December 31, 2000 and 1999, the maturity distribution of fixed maturities was as follows (in millions):

                                                              2000                       1999
                                                     -----------------------    -----------------------
                                                     AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED
AVAILABLE FOR SALE                                     COST       FAIR VALUE      COST       FAIR VALUE
------------------                                   ---------    ----------    ---------    ----------
Due in one year or less                               $   712      $   710       $   514      $   514
Due after one year through five years                   2,942        2,939         3,196        3,153
Due after five years through ten years                  2,462        2,408         2,167        2,099
Due after ten years                                     2,822        2,682         3,138        2,938
Mortgage and asset-backed securities:
  Government or government agency                       4,030        4,117         3,114        2,996
  Other                                                 2,106        2,137         1,631        1,589
                                                      -------      -------       -------      -------
     Total Available for Sale                         $15,074      $14,993       $13,760      $13,289
                                                      =======      =======       =======      =======

                                                              2000                       1999
                                                     -----------------------    -----------------------
                                                     AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED
HELD TO MATURITY                                       COST       FAIR VALUE      COST       FAIR VALUE
----------------                                     ---------    ----------    ---------    ----------
Due in one year or less                               $    49      $    49       $    17      $    17
Due after one year through five years                     213          298           272          360
Due after five years through ten years                    171          170           165          159
Due after ten years                                       179          179           206          194
Asset-backed securities                                    15           15            21           21
                                                      -------      -------       -------      -------
     Total Held to Maturity                           $   627      $   711       $   681      $   751
                                                      =======      =======       =======      =======

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

FIXED MATURITIES -- (CONTINUED)

     At December 31, 2000 and 1999, the distribution of gross unrealized gains and losses on investments in fixed maturities was as follows (in millions):

                                                                           2000
                                                    ---------------------------------------------------
                                                    AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
AVAILABLE FOR SALE                                    COST         GAINS         LOSSES      FAIR VALUE
------------------                                  ---------    ----------    ----------    ----------
U.S. Treasury and U.S. Government Corporations and
  agencies                                           $   735        $ 24          $  1        $   758
U.S. agencies, state and municipal                     3,295          74            10          3,359
Foreign Governments                                       51           1            --             52
Corporate                                              8,887         149           349          8,687
Other                                                  2,106          47            16          2,137
                                                     -------        ----          ----        -------
     Total Available for Sale                        $15,074        $295          $376        $14,993
                                                     =======        ====          ====        =======
HELD TO MATURITY
Corporate                                            $   612        $ 92          $  8        $   696
Other                                                     15          --            --             15
                                                     -------        ----          ----        -------
     Total Held to Maturity                          $   627        $ 92          $  8        $   711
                                                     =======        ====          ====        =======

                                                                           1999
                                                    ---------------------------------------------------
                                                    AMORTIZED    UNREALIZED    UNREALIZED    ESTIMATED
AVAILABLE FOR SALE                                    COST         GAINS         LOSSES      FAIR VALUE
------------------                                  ---------    ----------    ----------    ----------
U.S. Treasury and U.S. Government Corporations and
  agencies                                           $   635        $  7          $ 16        $   626
U.S. agencies, state and municipal                     3,046           7           129          2,924
Foreign Governments                                       20          --            --             20
Corporate                                              8,428          61           359          8,130
Other                                                  1,631           4            46          1,589
                                                     -------        ----          ----        -------
     Total Available for Sale                        $13,760        $ 79          $550        $13,289
                                                     =======        ====          ====        =======
HELD TO MATURITY
Corporate                                            $   661        $ 91          $ 22        $   730
Other                                                     20           1            --             21
                                                     -------        ----          ----        -------
     Total Held to Maturity                          $   681        $ 92          $ 22        $   751
                                                     =======        ====          ====        =======

EQUITY SECURITIES

     Estimated fair value of equity securities has been determined using quoted market prices for publicly traded securities and a matrix pricing model for private placement securities. At December 31, 2000 and 1999, the distribution of gross unrealized gains and losses on equity securities is as follows (in millions):

                  UNREALIZED    UNREALIZED    ESTIMATED
          COST      GAINS         LOSSES      FAIR VALUE
          ----    ----------    ----------    ----------
  2000    $124       $14           $12           $126
  1999    $ 80       $13           $ 4           $ 89

MORTGAGE LOANS

     NYLIAC's mortgage loans are diversified by property type, location and borrower, and are generally collateralized by the related property.

     The fair market value of the mortgage loan portfolio at December 31, 2000 and 1999 is estimated to be $2,046 million and $1,858 million, respectively. Market values are determined by discounting the projected

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

MORTGAGE LOANS -- (CONTINUED)

cash flows for each loan to determine the current net present value. The discount rate used approximates the current rate for new mortgages with comparable characteristics and similar remaining maturities.

     At December 31, 2000 and 1999, contractual commitments to extend credit under commercial and residential mortgage loan agreements amounted to approximately $54 million and $37 million, respectively, at a fixed market rate of interest. These commitments are diversified by property type and geographic region.

     The general reserve provision for losses on mortgage loans was $4 million at December 31, 2000 and 1999, respectively. There were no specific provisions for losses as of December 31, 2000 and 1999. The activity in the general reserves as of December 31, 2000 and 1999 is summarized below (in millions):

                                                              2000    1999
                                                              ----    ----
Beginning Balance                                             $ 4      $1
Additions/(reductions) charged/(credited) to operations        --       3
                                                              ---      --
Ending Balance                                                $ 4      $4
                                                              ===      ==

     NYLIAC accrues interest income on problem loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Interest income on impaired loans is generally recognized on a cash basis. Cash payments on loans in the process of foreclosure are generally treated as a return of principal.

     At December 31, 2000 and 1999, the distribution of the mortgage loan portfolio by property type and geographic region was as follows (in millions):

                                                   2000        1999
                                                 --------    --------
Property Type:
  Office building                                 $  809      $  795
  Retail                                             396         385
  Apartments                                         167         185
  Residential                                        369         302
  Other                                              252         183
                                                  ------      ------
     Total                                        $1,993      $1,850
                                                  ======      ======
Geographic Region:
  Central                                         $  565      $  438
  Pacific                                            268         255
  Middle Atlantic                                    469         444
  South Atlantic                                     512         534
  New England                                        145         121
  Other                                               34          58
                                                  ------      ------
     Total                                        $1,993      $1,850
                                                  ======      ======

REAL ESTATE

     At December 31, 2000 and 1999, NYLIAC's real estate portfolio consisted of the following (in millions):

                                                              2000    1999
                                                              ----    ----
Investment                                                    $34     $63
Acquired through foreclosures                                  --       9
                                                              ---     ---
     Total real estate                                        $34     $72
                                                              ===     ===

     Accumulated depreciation on real estate at December 31, 2000 and 1999, was $8 million and $11 million, respectively. Depreciation expense totaled $1 million in 2000 and $3 million in 1999 and 1998.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 4 -- INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES

     The components of net investment income for the years ended December 31, 2000, 1999 and 1998, were as follows (in millions):

                                                 2000      1999      1998
                                                ------    ------    ------
Fixed Maturities                                $1,121    $1,013    $  972
Equity Securities                                    7        10         7
Mortgage Loans                                     147       134       116
Real Estate                                          9        15        15
Policy Loans                                        46        41        40
Derivative Instruments                              (1)        1         1
Other                                               15        16         1
                                                ------    ------    ------
  Gross investment income                        1,344     1,230     1,152
Investment expenses                                (32)      (51)      (44)
                                                ------    ------    ------
     Net investment income                      $1,312    $1,179    $1,108
                                                ======    ======    ======

     During 1999 a fixed maturity investment that had been classified as held to maturity was transferred to available for sale and subsequently sold due to credit deterioration. The investment had an amortized cost of $10,052,000, and the sale resulted in a realized gain of $82,000.

     For the years ended December 31, 2000, 1999 and 1998, realized investment gains (losses) computed under the specific identification method are as follows (in millions):

                                                  2000                           1999                           1998
                                        -------------------------      -------------------------      -------------------------
                                        GAINS              LOSSES      GAINS              LOSSES      GAINS              LOSSES
                                        -----              ------      -----              ------      -----              ------
Fixed Maturities                        $ 80               $(157)      $ 64                $(87)      $ 87                $(29)
Equity Securities                         17                  (7)        34                  (8)         7                  (7)
Mortgage Loans                             8                  (1)         4                  --         16                  (8)
Real Estate                               12                  (3)         5                  (2)         6                  (2)
Other                                     13                  (1)         2                  --          3                 (10)
                                        ----               -----       ----                ----       ----                ----
     Subtotal                           $130               $(169)      $109                $(97)      $119                $(56)
                                        ====               =====       ====                ====       ====                ====
Investment gains (losses), net                    $(39)                          $12                            $63
                                                  ====                           ===                            ===

NET UNREALIZED INVESTMENT GAINS (LOSSES)

     Net unrealized investment gains (losses) on fixed maturities available for sale are included in the Balance Sheet as a component of "Accumulated other comprehensive loss". Changes in these amounts include reclassification adjustments to avoid double counting in "Comprehensive income" items that are part of "Net

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NET UNREALIZED INVESTMENT GAINS (LOSSES) -- (CONTINUED)

income" for a period that also had been part of "Other comprehensive income" in earlier periods. The amounts for the years ended December 31, are as follows (in millions):

                                                              2000     1999     1998
                                                              -----    -----    ----
Net unrealized investments gains (losses), beginning of the
  year                                                        $(191)   $ 201    $157
                                                              -----    -----    ----
Changes in net unrealized investment gains (losses)
  attributable to:
  Investments:
     Net unrealized investment gains (losses) arising
       during the period                                        302     (612)     24
     Less: Reclassification adjustments for gains (losses)
       included in net income                                    41        1     (35)
                                                              -----    -----    ----
     Change in net unrealized investment gains (losses),
       net of adjustments                                       261     (613)     59
Impact of net unrealized investment gains (losses) on:
     Policyholders' account balance                              (3)      (7)     (1)
     Deferred policy acquisition costs                          (98)     228     (14)
                                                              -----    -----    ----
Change in net unrealized investment gains (losses)              160     (392)     44
                                                              -----    -----    ----
Net unrealized investment gains (losses), end of year         $ (31)   $(191)   $201
                                                              =====    =====    ====

     Net unrealized gains (losses) on investments arising during the periods reported in the above table are net of income tax expense (benefit) of $162 million, $(330) million and $31 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     Reclassification adjustments reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $(22) million, $0 million and $19 million, respectively.

     Policyholders' account balance reported in the above table are net of income tax expense (benefit) of $(2) million, $(3) million and $0 million for the years ended December 31, 2000, 1999 and 1998, respectively.

     Deferred policy acquisition costs in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $(53) million, $122 million and $(8) million, respectively.

NOTE 5 -- INSURANCE LIABILITIES

     NYLIAC's annuity contracts are primarily deferred annuities. The carrying value, which approximates fair value, of NYLIAC's liabilities for deferred annuities at December 31, 2000 and 1999, was $7,944 million and $7,279 million, respectively.

NOTE 6 -- SEPARATE ACCOUNTS

     NYLIAC maintains eight non-guaranteed, registered separate accounts for its variable deferred annuity and variable life products. NYLIAC maintains investments in the registered separate accounts of $40 million and $71 million at December 31, 2000 and 1999, respectively. The assets of the separate accounts, which are carried at market value, represent investments in shares of the New York Life sponsored MainStay VP Series Fund and other non-proprietary funds.

     NYLIAC maintains one guaranteed separate account for universal life insurance policies. This account provides a minimum guaranteed interest rate with a market value adjustment imposed upon certain surrenders. The assets of this separate account are carried at market value.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 7 -- DEFERRED POLICY ACQUISITION COSTS

     An analysis of deferred policy acquisition costs (DAC) for the years ended December 31, 2000, 1999 and 1998 is as follows (in millions):

                                                              2000      1999      1998
                                                             ------    ------    ------
Balance at beginning of year before adjustment
  for unrealized gains (losses) on investments               $1,326    $1,028    $  836
Current year additions                                          444       372       286
Amortized during year                                          (140)      (74)      (94)
                                                             ------    ------    ------
Balance at end of year before adjustment for unrealized
  gains (losses) on investments                               1,630     1,326     1,028
Adjustment for unrealized gains (losses) on investments          30       181      (169)
                                                             ------    ------    ------
Balance at end of year                                       $1,660    $1,507    $  859
                                                             ======    ======    ======

NOTE 8 -- FEDERAL INCOME TAXES

     The components of the net deferred tax liability (asset) as of December 31, 2000 and 1999 are as follows (in millions):

                                                              2000    1999
                                                              ----    ----
Deferred tax assets:
  Future policyholder benefits                                $303    $258
  Employee and agents benefits                                  53      52
  Investments                                                   --     131
                                                              ----    ----
     Gross deferred tax assets                                 356     441
                                                              ====    ====
Deferred tax liabilities
  Deferred policy acquisition costs                            416     374
  Investments                                                    3      --
  Other                                                         24      14
                                                              ----    ----
     Gross deferred tax liabilities                            443     388
                                                              ----    ----
       Net deferred tax liability (asset)                     $ 87    $(53)
                                                              ====    ====

     Set forth below is a reconciliation of the Federal income tax rate to the effective tax rate for 2000, 1999 and 1998:

                                                            2000     1999     1998
                                                            -----    -----    ----
Statutory federal income tax rate                            35.0%    35.0%   35.0%
Equity base tax                                               4.3      5.9     1.7
Tax exempt income                                            (3.8)    (1.1)    (.5)
Other                                                        (2.4)    (1.5)    (.2)
                                                            -----    -----    ----
Effective tax rate                                           33.1%    38.3%   36.0%
                                                            =====    =====    ====

     NYLIAC's Federal income tax returns are routinely examined by the IRS and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 1995. There were no material effects on NYLIAC's results of operations as a result of these audits. NYLIAC believes that its recorded income tax liabilities are adequate for all open years.

NOTE 9 -- REINSURANCE

     NYLIAC has entered into cession reinsurance agreements on a coinsurance basis with non-affiliated companies and on a yearly renewable term basis with affiliated and non-affiliated companies.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 9 -- REINSURANCE -- (CONTINUED)

     NYLIAC has ceded yearly renewable term reinsurance with affiliated companies. Under these agreements, included in the accompanying statement of income are $2.3 million, $1.5 million and $.9 million of ceded premiums at December 31, 2000, 1999 and 1998, respectively.

NOTE 10 -- DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     NYLIAC uses derivative financial instruments to manage interest rate, commodity and market risk. These derivative financial instruments include interest rate floors and interest rate and commodity swaps. NYLIAC has not engaged in derivative financial instrument transactions for speculative purposes.

     Notional or contractual amounts of derivative financial instruments provide only a measure of involvement in these types of transactions and do not represent the amounts exchanged between the parties engaged in the transaction. The amounts exchanged are determined by reference to the notional amounts and other terms of the derivative financial instruments which relate to interest rates or other financial indices.

     NYLIAC is exposed to credit-related losses in the event that a counterparty fails to perform its obligations under contractual terms. The credit exposure of derivative financial instruments is represented by the sum of fair values of contracts with each counterparty, if the net value is positive, at the reporting date.

     NYLIAC deals with highly rated counterparties and does not expect the counterparties to fail to meet their obligations. NYLIAC has controls in place to monitor credit exposures by limiting transactions with specific counterparties within specified dollar limits and assessing the future creditworthiness of counterparties. NYLIAC uses master netting agreements and adjusts transaction levels, when appropriate, to minimize risk.

INTEREST RATE RISK MANAGEMENT

     NYLIAC enters into various types of interest rate contracts primarily to minimize exposure of specific assets held by NYLIAC to fluctuations in interest rates.

     The following table summarizes the notional amounts and credit exposures of interest rate related derivative transactions (in thousands):

                                                     2000                    1999
                                             --------------------    --------------------
                                             NOTIONAL     CREDIT     NOTIONAL     CREDIT
                                              AMOUNT     EXPOSURE     AMOUNT     EXPOSURE
                                             --------    --------    --------    --------
Interest Rate Swaps                          $225,000     $1,938     $225,000      $--
Interest Rate Floors                         $150,000     $  402     $150,000      $92

     Interest rate swaps are agreements with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional amount. Swap contracts outstanding at December 31, 2000 are between three years, seven months and eighteen years four months in maturity. At December 31, 1999 such contracts were between four years, seven months and nineteen years in maturity. NYLIAC does not act as an intermediary or broker in interest rate swaps.

     The following table shows the type of swaps used by NYLIAC and the weighted average interest rates. Average variable rates are based on the rates which determine the last payment received or paid on each contract; those rates may change significantly, affecting future cash flows:

                                                                2000        1999
                                                              --------    --------
Receive -- fixed swaps -- Notional amount (in thousands)      $225,000    $225,000
  Average receive rate                                            6.64%       6.50%
  Average pay rate                                                6.26%       5.17%

     During the term of the swap, net settlement amounts are recorded as investment income or expense when earned. Fair values of interest rate swaps were $1,728,000 and ($8,420,000) at December 31, 2000 and 1999, respectively, based on broker/dealer quotations.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

INTEREST RATE RISK MANAGEMENT -- (CONTINUED)

     Interest rate floor agreements entitle NYLIAC to receive amounts from counterparties based upon the difference between a strike price and current interest rates. Such agreements serve as hedges against declining interest rates on a portfolio of assets. Amounts received during the term of interest rate floor agreements are recorded as investment income.

     At December 31, 2000 and 1999, unamortized premiums on interest rate floors amounted to $222,000 and $315,000, respectively. Fair values of such agreements were $402,000 and $92,000 at December 31, 2000 and 1999, respectively, based on broker/dealer quotations.

COMMODITY RISK MANAGEMENT

     NYLIAC has a bond investment with interest payments linked to the price of crude oil. NYLIAC has entered into a commodity swap with a total notional amount of $7,500,000 as a hedge against this commodity risk. The credit exposure of the swap was $38,000 and $0 at December 31, 2000 and 1999, respectively.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

LITIGATION

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities and/or other operations, including actions involving retail sales practices. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC nevertheless believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

LOANED SECURITIES AND REPURCHASE AGREEMENTS

     NYLIAC participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 2000 and 1999, $755 million and $246 million, respectively, of NYLIAC's fixed maturities and equity securities were on loan to others, but were fully collateralized in an account held in trust for NYLIAC. Such assets reflect the extent of NYLIAC's involvement in securities lending, not NYLIAC's risk of loss.

     NYLIAC enters into agreements to sell and repurchase securities for the purpose of enhancing income on securities held. Under these agreements, NYLIAC obtains the use of funds from a broker for approximately one month. The liability reported in the accompanying Balance Sheet (included in other liabilities) at December 31, 2000 of $132 million ($620 million at December 31,
1999) approximates fair value. The investments acquired with the funds received from the securities sold are primarily included in cash and cash equivalents in the accompanying Balance Sheet.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     New York Life provides NYLIAC with services and facilities for the sale of insurance and other activities related to the business of insurance. New York Life charges NYLIAC for the identified costs associated with these services and facilities under the terms of a Service Agreement between New York Life and NYLIAC. Such costs, amounting to $476 million for the year ended December 31, 2000 ($393 million for 1999 and $335 million for 1998) are reflected in operating expenses and net investment income in the accompanying Statement of Income.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

NOTE 12 -- RELATED PARTY TRANSACTIONS -- (CONTINUED)

     In addition, NYLIAC is allocated post-retirement and post-employment benefits other than pensions, which are held by New York Life. NYLIAC was allocated $7 million for its share of the net periodic post-retirement benefits expense in 2000 ($12 million and $8 million in 1999 and 1998, respectively) and $2 million for the post-employment benefits expense in 2000 ($3 million in 1999 and $2 million in 1998) under the provisions of the Service Agreement. The expenses are reflected in operating expenses and net investment income in the accompanying Statement of Income.

     In addition, in 1999 New York Life concluded a comprehensive expense reduction program expected to streamline processes and improve profitability. As a result of job eliminations and early retirement benefits as defined in management's termination plan, NYLIAC was allocated $16 million for its share of these restructuring costs in 1999, which are reflected in operating expenses and net investment income in the accompanying Statement of Income.

     At December 31, 2000 and 1999, NYLIAC has a net liability of $111 million and $80 million, respectively for the above described services which are included in other liabilities in the accompanying Balance Sheet.

     In 1999 NYLIAC sold a $197 million Corporate Sponsored Variable Universal Life (CSVUL) policy and a $82 million Corporate Sponsored Universal Life (CSUL) policy to a Voluntary Employee Benefit Association (VEBA) trust. This trust was established to fund New York Life's retired employees medical and dental benefits. In addition, in 1999 and 1998, NYLIAC sold a Corporate Owned Life
(COLI) policy to New York Life for $180 million and $250 million in premiums, respectively. These policies were sold on the same basis as policies sold to unrelated customers.

NOTE 13 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Federal income taxes paid were $7 million, $48 million, and $67 million during 2000, 1999 and 1998, respectively.

     Total interest paid was $12 million, $30 million and $27 million during 2000, 1999 and 1998, respectively.

NOTE 14 -- STATUTORY FINANCIAL INFORMATION

     Accounting practices used to prepare statutory financial statements for regulatory filings of life insurance companies differ in certain instances from GAAP. The Delaware Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Delaware Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

     At December 31, 2000 and 1999, statutory stockholder's equity was $1,098 million and $1,130 million, respectively. Statutory net income for the years ended December 31, 2000, 1999 and 1998 was $0.4 million, $63 million and $10 million, respectively.

     The State of Delaware Insurance Department has adopted the NAIC's Codification of Statutory Accounting Principles guidance, effective January 1, 2001. The Company has estimated the effect of adoption will be a net increase in statutory surplus of approximately $35 million (unaudited).

     NYLIAC is restricted as to the amounts it may pay as dividends to New York Life. Under Delaware Insurance Law, dividends on capital stock can be distributed only out of earned surplus. Furthermore, without prior approval of the Delaware Insurance Commissioner, dividends can not be declared or distributed which exceed the greater of ten percent of the Company's surplus or one hundred percent of net gain from operations.

     No dividends were paid or declared for the years ended December 31, 2000, 1999 and 1998.

     As of December 31, 2000, the amount of available and accumulated funds derived from earned surplus from which NYLIAC can pay dividends is $593 million. The maximum amount of dividends which may be paid in 2001 without prior approval is $109.8 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of New York Life Insurance and Annuity Corporation

In our opinion, the accompanying balance sheet and the related statements of income, of comprehensive income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of New York Life Insurance and Annuity Corporation at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting in 1999 for the cost of computer software developed or obtained for internal use.

PRICEWATERHOUSECOOPERS LLP
1177 Avenue of the Americas
New York, New York 10036
March 12, 2001

                                     PART II

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 , the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $150 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


      REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

         New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the Single Premium Variable Universal Life Insurance Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.


                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.


     The prospectus consisting of 118 pages.


     The undertaking to file reports.

     The undertaking pursuant to Rule 484.

     The representation as to the reasonableness of aggregate fees and charges.

     The signatures.
     Written consents of the following persons:


     (a) Thomas F. English, Esq.



     (b) Scott L. Berlin, Associate Actuary


     (c) PricewaterhouseCoopers LLP

     The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B- 2:

     (1) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit (1) to Registrant's initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant's Post-Effective Amendment No. 4 on Form S-6, (File No. 64410), filed 4/25/97 and incorporated herein by reference.

     (2)          Not applicable.

     (3)(a)(1) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (3)(a)(1) to Registrant's Post-Effective Amendment No. 4 on Form S-6, (File No. 64410), filed 4/25/97 and incorporated herein by reference.

     (3)(a)(2) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed as Exhibit (3)(a)(2) to Registrant's Post-Effective Amendment No. 3 on Form S-6 (File No. 64410), filed 4/17/96 and incorporated herein by reference.

     (3)(b)       Not applicable.

     (3)(c)       Not applicable.

     (4)          Not applicable.


     (5) Form of Policy for Flexible Premium Variable Universal Life Insurance Policies (No. 300-80) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (5) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(a) Form of Policy for Flexible Premium Survivorship Variable Universal Life Insurance Policies (No. 300-81) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(a) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(b) Form of Policy for Flexible Premium Variable Universal Life Insurance Policies (No. 300-82) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (5)(b) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(c) Form of Policy for Flexible Premium Survivorship Variable Universal Life Insurance Policies (No. 300-83) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(c) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(d) Supplementary Term Rider (STR) (No. 300-900) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(d) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(e) Supplementary Term Rider (STR) (No. 300-901) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(e) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(f) Scheduled Term Insurance Rider (STIR) (No. 300-902) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(f) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(g) Scheduled Term Insurance Rider (STIR) (No. 300-903) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(g) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(h) Life Extension Benefit (LEB) Rider (No. 300-904) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(h) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

     (5)(i) Life Extension Benefit (LEB) Rider (No. 300-905) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(i) to Registrant's initial registration statement on Form S-6 (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.



     (6)(a) Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                  (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

     (6)(b)(1) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

     (6)(b)(2) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

     (7)          Not applicable.

     (8)          Not applicable.

     (9)(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (9) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, re-filed as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(b) Powers of Attorney for the Directors and Officers of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(c) to Pre-Effective Amendment No. 2 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 4/25/97 for the following, and incorporated herein by reference:

                  Jay S. Calhoun, Vice President, Treasurer and Director (Principal Financial Officer)
                  Richard M. Kernan, Jr., Director
                  Robert D. Rock, Senior Vice President and Director Frederick J. Sievert, President and Director
                  (Principal Executive Officer)
                  Stephen N. Steinig, Senior Vice President, Chief Actuary and Director
                  Seymour Sternberg, Director

     (9)(c) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(d) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(d) Power of Attorney for Howard I. Atkins, Executive Vice President (Principal Financial Officer) - Previously filed as
                  Exhibit 8(d) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

     (9)(e) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - Previously filed as Exhibit (11) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, refiled in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(d) to Registrant's Post-Effective Amendment No. 4 on Form S-6 (File No. 33-64410), filed 4/25/97 and incorporated herein by reference.

     (9)(f) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(g) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(h)       Participation Agreement between Janus Aspen Series and NYLIAC
                  - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(i) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(j) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(k) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

     (9)(l) Power of Attorney for Certain Directors of NYLIAC - Previously filed as Exhibit 10(e) to Post-Effective Amendment No. 6 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 33-87382), filed 2/18/99 and incorporated herein by reference for the following:

                  George J. Trapp, Director
                  Frank M. Boccio, Director
                  Phillip J. Hildebrand, Director
                  Michael G. Gallo, Director
                  Solomon Goldfinger, Director
                  Howard I. Atkins, Director

     (9)(m) Power of Attorney for John A. Cullen, Vice President and Controller (Principal Accounting Officer) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (10)(f) to Post-Effective Amendment No. 21 to the registration statement on Form N-4 for NYLIAC MFA Separate Account - I (File No. 2-86083), filed 4/13/00 and incorporated herein by reference.

     (9)(n) Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

     (9)(o) Power of Attorney for Gary G. Benanav, Director and Executive Vice President - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(o) to Registrant's initial registration statement on Form S-6 (File No. 333-47728), filed 10/11/00 and incorporated herein by reference.

     (9)(p) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.


     (9)(q) Form of Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and NYLIAC - Filed herewith.

     (9)(r) Form of Participation Agreement among Dreyfus Investment Portfolios, The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC - Filed herewith.

     (9)(s) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC - Filed herewith.

    (10) Form of Application - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10) to Registrant's initial registration statement on Form S-6
                  (File No. 333-57210), filed 3/19/01 and incorporated herein by reference.

(11)(a)           Illustration for NYLIAC Pinnacle Variable Universal Life -
                  Filed herewith.

(11)(b) Illustration for NYLIAC Pinnacle Survivorship Variable Universal Life - Filed herewith.

2. Opinion and Consent of Thomas F. English, Esq. - Filed herewith.


3.                Not applicable.

4.                Not applicable.

5.                Not applicable.


6.                Opinion and Consent of Scott L. Berlin, Associate
                  Actuary - Filed herewith.


7.                Consent of PricewaterhouseCoopers LLP - Filed herewith.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, the Registrant, NYLIAC Variable Universal Life Separate Account-I, certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 4th day of June, 2001.


                                        NYLIAC VARIABLE UNIVERSAL LIFE
                                        SEPARATE ACCOUNT-I
                                            (Registrant)


                                        By  /s/ ROBERT J. HEBRON
                                           -------------------------------------
                                            Robert J. Hebron
                                            Vice President

                                        NEW YORK LIFE INSURANCE AND
                                        ANNUITY CORPORATION
                                            (Depositor)


                                        By  /s/ ROBERT J. HEBRON
                                           -------------------------------------
                                            Robert J. Hebron
                                            Vice President


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


     Howard I. Atkins*              Executive Vice President and Director
                                    (Principal Financial Officer)

     Gary G. Benanav*               Executive Vice President and Director

     Frank M. Boccio*               Director

     John A. Cullen*                Vice President and Controller (Principal
                                    Accounting Officer)

     Michael G. Gallo*              Director

     Solomon Goldfinger*            Director

     Phillip J. Hildebrand*         Director

     Richard M. Kernan, Jr.*        Director

     Robert D. Rock*                Senior Vice President and Director

     Frederick J. Sievert*          President and Director (Principal Executive
                                    Officer)

     Seymour Sternberg*             Director

     George J. Trapp*               Director

*By  /s/ ROBERT J. HEBRON
   -------------------------------------
     Robert J. Hebron
     Attorney-in-Fact


June 4, 2001


*  Pursuant to Powers of Attorney previously filed.

                                EXHIBIT INDEX


Exhibit
Number              Description
------              -----------
(9)(q) Form of Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and NYLIAC


(9)(r) Form of Participation Agreement among Dreyfus Investment Portfolios, The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC

(9)(s) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC

(11)(a)          Illustration for NYLIAC Pinnacle Universal Life

(11)(b)          Illustration for NYLIAC Pinnacle Survivorship Universal Life



2.               Opinion and Consent of Thomas F. English, Esq.

6.               Opinion and Consent of Scott L. Berlin, Associate Actuary

7.               Consent of PricewaterhouseCoopers LLP